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INTERGRAPH

INTERGRAPH CORPORATION

P.E.
12-31-02
MAR 7 2003
AR/S



Annual Report

PROCESSED
APR 09 2003
THOMSON
FINANCIAL

The Company

INTERGRAPH

Intergraph Corporation is a worldwide provider of technical software, systems integration, and professional services. Tools from Intergraph are used to acquire, analyze, share, reuse, and manage engineering and mapping data. This core data is linked to other workflow and business information – a linkage which leads to more informed decision-making and more efficient business operations for the life of a project.

The company's four core businesses address these markets:

- The design, construction, and operation of process and power plants, offshore rigs, and ships.
- Computer-aided dispatching and records management for public safety agencies and others.
- Information technology (IT) services and management consulting for government and commercial clients.
- Mapping, geographic information systems, map and chart production, earth imaging, and utilities and communications.

Founded in 1969 and headquartered in Huntsville, Alabama, Intergraph currently employs approximately 3,800 people. Intergraph products are sold in more than 60 countries.

Table of Contents

Intergraph Overview 1

To Our Shareholders 2

Intergraph Process, Power & Offshore 6

Intergraph Mapping and Geospatial Solutions 10

Intergraph Solutions Group 14

Intergraph Public Safety 18

Financial Review 21

Five-Year Financial Summary

	2002	2001	2000	1999	1998
(in thousands except per share amounts)					
Revenues	**$501,177**	$532,061	$690,454	$914,880	$1,005,007
Restructuring charges (credits)	**2,106**	(384)	8,498	15,596	15,343
Income (loss) from operations	**8,279**	8,087	(23,641)	(67,440)	(100,998)
Patent litigation gain, net	**440,623**	---	---	---	---
Gain on sales of assets	**17,214**	11,243	49,546	13,223	112,533
Income (loss) from continuing operations	**377,752**	19,942	10,095	(78,561)	(6,728)
Discontinued operation (1)	---	---	---	6,984	(12,906)
Net income (loss)	**377,752**	19,942	10,095	(71,577)	(19,634)
Net income (loss) from continuing operations per share:					
Basic	**7.87**	.40	.20	(1.60)	(.14)
Diluted	**7.47**	.39	.20	(1.60)	(.14)
Net income (loss) per share:					
Basic	**7.87**	.40	.20	(1.46)	(.41)
Diluted	**7.47**	.39	.20	(1.46)	(.41)
Working capital	**520,728**	177,638	184,051	168,307	216,520
Total assets	**835,640**	458,010	514,908	584,944	695,974
Total debt	**169**	3,733	31,030	62,926	83,213
Shareholders' equity	**621,710**	295,213	278,000	276,700	355,332

(1) In 1999, the Company sold its VeriBest, Inc. business segment to Mentor Graphics Corporation. The 1999 amount includes the gain on the sale of discontinued operations. See Note 4 of Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for a complete discussion of this transaction and its impact on the Company's results of operations and financial position.

Information contained in this report may include statements that are forward-looking as defined in Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

	Intergraph Process, Power & Offshore	Intergraph Mapping and Geospatial Solutions	Intergraph Solutions Group	Intergraph Public Safety
Revenues	$124.1 million	$195.1 million	$127 million	$63.6 million
Operating income/(loss)	$19 million	($1 million)	$5.9 million	$14.7 million
Markets Served	• Power plants: Nuclear, Fossil Fuel • Process plants: Chemical, Food and beverage, Mining, Offshore, Onshore refining, Petrochemical, Pharmaceutical, Pulp and paper • Commercial shipbuilding	• National/federal government agencies, including military • State and local governments • Transportation and mapping agencies • Utilities and communications companies • Photogrammetry organizations • Educational institutions	• National/federal government agencies, including military • State and local governments • Law enforcement and security • Transportation • Shipbuilding • Commercial IT markets: Utilities, Manufacturing, Healthcare	• Law enforcement • Fire departments • Emergency medical services • Airport security • Roadside assistance • Military base/campus security
2002 Highlights	Signed reseller agreement with ARES Corporation to extend material management solutions. Signed reseller agreement with Design Data and Alias Ltd to enhance plant design solutions. Signed reseller agreement with Det Norske Veritas Software to develop shipbuilding and offshore solutions. Announced SmartPlant Electrical and SmartPlant 3D products. Announced IntelliShip.	Z/I Imaging became a wholly-owned Intergraph subsidiary and joined IMGS. Utilities & Communications division consolidated with IMGS. Introduced GeoMedia version 5.0. Introduced IntelliWhere OnDemand for personal digital assistants. Digital Mapping Camera has successful global test flights. Enhanced support for Enterprise Applications Integration in G/Technology and InService.	Chosen to develop Air Force Supply Chain Common Operating Picture. Provided homeland security support to military agencies. Developed wireless solutions for telemaintenance and automated utility meter reading. Helped healthcare and financial institutions meet federal privacy mandates.	IPS solution deployed at Pittsburgh International Airport. City of Newport News, Va., became the first IPS customer to deploy Wireless Phase II Technology Launched Police Records Management System in the United Kingdom. City of Norfolk, Va., became the first to select IPS' new products based on Microsoft SQL Server.
Website	www.intergraph.com/ppo/	www.intergraph.com/imgs/	www.intergraph.com/solutions/	www.intergraph.com/pubsafety/



To Our Shareholders:

I am pleased with the course of events at Intergraph in 2002. It was the second full year to operate as a restructured organization, and for the second year, we reported a profit.

Our research and development continued turning out the products that equip our customers, challenge our competitors, and secure our ongoing strength.

Two legal victories were of special note, both for their immediate financial impact and for what they say about the value of our intellectual property assets.

A Challenging Environment

Last year presented what one industry observer called a "challenging environment" for our businesses. Our restructuring happened to coincide with a time of economic weakness in several markets. The U.S. federal government shifted spending to the war on terror. Many state and local governments were experiencing lower tax revenues. Parts of the plant design market were weak. And the utilities and communications industries were distracted by mergers and acquisitions, overcapacity, and financial uncertainty.

Despite these circumstances, for a second year our refocused Company produced an operating profit. Revenue declined 6%, while income from operations before restructuring charges increased 35%. Operating income after restructuring charges remained relatively flat with the prior year. Gross margins for the year rose to 46.7%, reflecting higher software content in our product mix. (We ended our hardware business in 2000. Revenue from multi-year hardware maintenance contracts continues to decline, as planned.)

Our balance sheet is in excellent shape. Our cash and short-term investments exceeded $500 million at year's end, primarily as a result of the proceeds from the Intel patent lawsuits. In addition to reducing debt, cash was used to repurchase $83.6 million, or 4.7 million shares, of the Company's common stock. The sizeable cash balance increases the value of our stock and gives the company more competitive flexibility with respect to R&D, acquisitions, or other needs.

Given our continued profitability, cash from the Intel lawsuits, the outlook for our businesses, and the potential for additional revenue derived from intellectual property, the Company's common stock continued to appreciate last year.



Revenues (millions)



The revenue trend reflects our exit from the hardware business, divestiture of 11 peripheral operations, other downsizing, and sluggish economies in the markets we serve.

Income (Loss) from Operations (millions)



Despite economic conditions, our restructuring and cost controls have led to renewed profits.

Four Focused Businesses

We further settled in to our new corporate structure last year. In the fourth quarter, we fine-tuned the business model by consolidating our mapping/GIS, earth imaging, utilities, and communications businesses. As a result, we now have four core businesses, instead of five. I encourage you to read about them in more detail on the following pages.

Reflecting a key objective of our restructuring, in each market we're a leader or have the potential to move into a leadership position.

Throughout our businesses, there is a common theme: tools from Intergraph enable people to develop or capture data found at the very heart of various design or map-based disciplines. Our tools represent data visually. The value of that core data is enhanced by linking it to other workflow and business information. This leads to more informed decision-making and more efficient business operations.

Intergraph Process, Power & Offshore

Intergraph Process, Power & Offshore (PPO) is the leader in providing engineering information systems that address the design, engineering, construction, and lifecycle operation of process and power plants and offshore structures. These systems present opportunities to improve engineering work processes, giving our customers a competitive advantage.

For 2002, revenues were strong in oil and gas (both on- and offshore) and in the pharmaceutical industries. But the power generation and chemical industries were weak.

We have a large installed customer base and hope to begin migrating many of them to our new SmartPlant 3D software as 2003 progresses.

For 2002, the PPO division produced revenue of $124.1 million and operating income of $19 million.

Intergraph Mapping and Geospatial Solutions

Our oldest and largest business is Intergraph Mapping and Geospatial Solutions (IMGS). IMGS provides software along with project implementation and production services for a host of mapping, geographic information system (GIS), and map and chart production needs. In this market, data sharing and reuse is important, as a digital map may form the background for viewing and manipulating many types of information by many parties.

Most IMGS mapping and earth imaging sales are to governments at all levels, so lower state tax revenues and the costs of fighting terrorism have hampered sales. There also was lagging capital spending in the utilities and communications industries.

As one sales stimulus, in 2002 we introduced focused industry solutions for public works, transportation, land management, and location-based services. We also provided more outsourced map production services in support of national security activities.

In the fourth quarter, we moved the Utilities & Communications business (which had been in Intergraph Public Safety) into IMGS. We also now own 100% of Z/I Imaging and have made it an operating unit of IMGS. Previously, Z/I Imaging, a world leader in earth imaging, had been our fifth separate business unit and was 40% owned by Carl Zeiss B.V. There were business and technology synergies among these organizations and opportunities for cost savings because of overlaps in sales, marketing, and development.

For 2002, the IMGS division produced revenue of $195.1 million and an operating loss of $1 million.



Removing lower-margin hardware from our product mix, plus other efficiencies, has improved our total gross margin.



The Company continues generating cash from operations, some of which was used to reduce our long- and short-term debt to virtually zero. In 2002, Intel paid Intergraph $450 million in two lawsuits.

Intergraph Solutions Group

Last year we changed the name of Intergraph Government Solutions to Intergraph Solutions Group (ISG). This organization has grown beyond its longstanding role as a supplier to federal governments. It now also provides information technology (IT) services to commercial industries.

Early in 2002, on the heels of the September 2001 terrorist attacks in the United States and the fighting in Afghanistan, federal government spending was realigned toward defense and homeland security needs. As with other IT companies, ISG had anticipated that federal IT spending for ongoing ISG programs plus new projects would resume as the year progressed. However, such did not materialize. Compounding the problem, preparations for possible military actions have further delayed funding for some federal IT programs.

On the commercial side of ISG's market – which includes state and local governments as well as businesses – economic conditions also constrained spending. One way ISG has responded is to expand into commercial industries that have high growth potential and are less vulnerable to general economic cycles – industries such as manufacturing and health care.

For 2002, the ISG division produced revenue of $127 million and operating income of $5.9 million.

Intergraph Public Safety

Intergraph Public Safety (IPS) supplies computer-aided dispatching and records management products and support for law enforcement, fire and emergency medical services, airport security, roadside assistance, and military base security. These systems enhance public safety communications and responsiveness and help agencies capture information about incidents as they happen. The systems can interface to data from law enforcement, public works, licensing, and other agencies to assist in real-time decision-making.

As one area of growth, IPS is seeking to expand its foothold in the worldwide airport security market. Given the risk of terrorism, this market is more focused right now on prevention and detection than on response (our systems' strength), but we see long-term potential.

For 2002, the IPS division produced revenue of $63.6 million and operating income of $14.7 million.

Intellectual Property Division Formed

To better manage our intellectual property assets, we formed an Intellectual Property (IP) division in the second quarter of 2002.

This operating division has a two-fold charter: to protect the Company's portfolio of patents, copyrights, and trademarks from infringement and to maximize their value through licensing. The IP division is actively evaluating technology sectors, companies, and products which may benefit from the licensing of Intergraph technology.

As one result, in September 2002 Intergraph entered into a patent license agreement with Fujitsu Ltd. for use of Intergraph's parallel instruction computing technology in consumer electronics products and embedded applications.

In January 2003, the Company entered into a full cross-licensing agreement with IBM. Beyond the significance of a 10-year license to IBM's patent portfolio, this agreement also resolved all past infringement claims between the two companies. Under the agreement, in early 2003 IBM is making a balancing payment of $10 million and will transfer ownership to Intergraph of 25 IBM patents.



The Company now has four core business units, each operating independently, plus an Intellectual Property division.

Intel Lawsuits

Our long-standing claims that some of our patents were infringed by Intel Corporation were substantiated in the outcome of two lawsuits last year. In April, Intel agreed to settle our 1997 Alabama lawsuit for $300 million. In October, a federal judge in Texas ruled in our favor in the second lawsuit, and Intel paid us another $150 million.

The Alabama case, relating to our Clipper patents for cache memory management, was four and a half years old and we anticipated that further appeals could delay a final resolution for several more years. Given those prospects, plus the uncertainties inherent in any litigation, we decided to negotiate a settlement.

In the Texas suit, relating to patents for parallel instruction computing (PIC), the court found that our PIC patents were valid, enforceable, and infringed by Intel products. The amount of damages was previously agreed upon as part of the settlement of the Alabama case. Intel has appealed this ruling, but under the settlement must pay an additional $100 million if the trial court is affirmed on appeal. In any case, the $150 million already paid is non-refundable.

We believe that these outcomes confirm the validity and value of Intergraph's patents and will assist our efforts to license others to use Intergraph's patented technology. The April settlement with Intel specifically preserved our rights to license others, including vendors at the computer system level.

Other Lawsuits

In 1997, Intergraph put a number of computer system vendors on notice that the Company believed their products infringed the Clipper system patents. Efforts to negotiate licenses with these original equipment manufacturers (OEMs) were temporarily suspended in 1999 until the Intel litigation was concluded.

The April 2002 settlement with Intel did not include licenses to the Clipper system patents for Intel customers who combine Intel products with non-Intel products in their computers. Therefore, negotiations with numerous OEMs resumed.

In some situations, the Company has initiated legal actions against specific infringers. In other situations, the Company has engaged in proactive licensing negotiations. In December, for example, Intergraph filed a patent infringement action against Dell, Gateway, and Hewlett-Packard/Compaq on the belief that products from those companies infringe three of the Company's system-level Clipper cache memory management patents.

In January 2003, the Company filed a patent infringement action against Texas Instruments (TI) on the belief that a family of TI digital signal processors employs the same technology embodied in the Company's PIC patents. The fact that these same patents have been found valid and enforceable by a U.S. District Court and were licensed by Fujitsu strengthens our legal position with TI and others.

Outlook for 2003

The businesses of Intergraph began 2003 with more optimism than we've had in many years. Yet circumstances are still restricting us to only a short-term outlook. We have evolved into being a provider of specialized information technology ... and no one knows when IT spending will expand.

We do not know how to factor the new dynamics of terrorism and war. Both are possible, if not likely, and could either stimulate or hamper our particular businesses in ways we cannot always foresee.

What I do know is that the new Intergraph is better equipped to do business in *any* environment. We have an outstanding customer base, a strong market position in each of our core businesses, and an excellent balance sheet. We are committed to remaining profitable and believe in the strength of our refocused company.

I say all of that from the perspective of someone who has been involved with the Company since it was founded in 1969. Although, as announced in October, I will soon step down as CEO, I look forward to continuing to work with the Board and the rest of management as we try to make the best decisions on behalf of our customers, our employees, and our shareholders.

James F. Taylor
Chairman and CEO
February 20, 2003



Intergraph Process, Power & Offshore

Changing the Future of Engineering

"We believe that most of the process and power plants and offshore rigs in operation worldwide were either designed or built using Intergraph solutions."

– Gerhard Sallinger, President

Intergraph Process, Power & Offshore (PPO) supplies integrated lifecycle solutions for the design, construction, and operation of process and power plants, offshore rigs, and ships. We focus on solutions that enable our customers to create, capture and manage engineering information as a strategic asset.

Focusing on industry solutions

Focused specifically on the needs of the marine, offshore, power and process industries, Intergraph Process, Power & Offshore offers a breadth and depth of applications that span shipbuilding, plant design and visualization, materials procurement and management, plant operation, and engineering information management.

Intergraph Process, Power & Offshore employs more than 700 people worldwide and does business in more than 50 countries.

Focused on growth

Intergraph Process, Power & Offshore is the acknowledged global leader in the plant creation market, as illustrated in the accompanying pie chart. Based on calculations derived from available industry information, Intergraph (predominantly PPO) in 2002 achieved a 36% share of the $448 million (U.S.) overall plant creation software and services market and a 45% share of the $281 million plant design-specific applications market (a subset of the overall plant creation market). Intergraph's market share of the plant design software and services segment is more than 1.3 times that of the closest competitor for 2002, Bentley Systems Inc., and more than 2.5 times that of the No. 3 ranked player, AVEVA. In the plant design-specific applications segment, Intergraph's market share is more than 2.5 times that of Aveva, the No. 2 company, and more than three times that of third-ranked Bentley Systems Inc.

Investing in our clients' futures

One reliable indicator of industry leadership is investment in R & D. True leaders push the limits – investing to improve their industry as well as their business.

Intergraph Process, Power & Offshore continues its leadership role by investing more than the industry average on R&D to deliver next-generation industry solutions. For example, the division spent 20% of revenues on R&D in 2002, and expects this percentage to grow in 2003.

P R O F I L E



One major key to the market success enjoyed by Intergraph Process, Power & Offshore is the division's long-term and close relationships with its clients. Clients frequently credit Intergraph PPO's ability to understand and address industry needs as important to their own success.

"Intergraph PPO does a good job of looking at and listening to customer requirements," says John McQuary, vice president of global automation and knowledge management at Fluor Corporation. Fluor is one of the world's largest engineering, procurement, construction, and maintenance services organizations. It is also one of the division's largest clients.

"The new features and capabilities of SmartPlant® 3D are good examples of delivering on customer requirements," McQuary adds. "We need to continue to keep the communication open to understand and excel in the ever-changing competitive landscape of the future."

In the case of The Dow Chemical Company, the relationship far exceeds the typical buyer-seller contact. Dow's engineering department, Intergraph PPO, and Aspen Technology have formed a strategic relationship to design, develop, and integrate next-generation plant design and operation tools via The Engineering Framework (TEF) integration platform.

"Much value has been lost in not bridging the gap between design, construction, operations, and maintenance . . . . We expect value measured in multiple millions of dollars annually from the capture and broad use of the plant information asset."

Bob Donoho
Director of Design Engineering / Design Technology
The Dow Chemical Company

"The strategic relationship is Dow's way of proactively seeking change that will allow us to continue as an engineering leader well into the future," says Dave Jasper, who is spearheading Dow Design & Construction's involvement with Intergraph. "Key success factors – such as the ability to listen, be receptive, and be reactive – have enabled this relationship to firmly continue with its vision of a next-generation, integrated toolset."

Dow's capabilities are a combination of the division's two types of clients: It is an owner/operator that has internal engineering resources. This provides Dow with a broad viewpoint on how TEF can benefit other Intergraph PPO clients.

"Dow sees that TEF data integration and work process functionality has the potential to produce productivity benefits for other EPC companies and owner/operators," Jasper says.



SmartPlant 3D is a breakthrough technology that will change the way plants are designed and engineered.

Strong market performance

Intergraph Process, Power & Offshore's business is based on a strong financial foundation. In 2001, the division achieved revenues of $116.5 million and operating profits of $6.8 million. The business reported $124.1 million in revenues and $19 million in operating profits in 2002. This represents a 7% growth in revenues and substantial growth in profitability in 2002 over 2001 – an outstanding achievement given the worldwide market conditions during the past 12-18 months.



a. The interdisciplinary interaction of PDS enables quality offshore design production.

b. IntelliShip addresses shipbuilding requirements from design to manufacturing to operations.

Our flagship brands include the SmartPlant, INtools®, and PDS™ (Plant Design System) design suites, MARIAN™ materials management suite, and SmartPlant Foundation lifecycle engineering information management solution. In addition, Intergraph, with the assistance of Global Research and Development (GRAD) – a consortium of shipbuilders – has developed IntelliShip™ for the design, production, and lifecycle management of commercial ships.

Intergraph PPO's overall business strategy is to maintain its leading position in the onshore market space, while significantly growing its penetration of the offshore and shipbuilding industries.

To achieve these market share gains, Intergraph PPO has set these basic business goals:

- Grow our 3D business with PDS, SmartPlant 3D, and IntelliShip.
- Increase adoption of "growth products" such as INtools, MARIAN, SmartPlant P&ID, SmartPlant Electrical, and SmartPlant Foundation.
- Provide greater global presence in new/growing markets. In 2003, Intergraph PPO plans to expand its presence in growth markets such as China, developing Asia, and Eastern Europe.
- Fill gaps in product offerings through partnerships and acquisition.

Delivering software and technologies that change the future of engineering

Intergraph Process, Power & Offshore's vision of integrated lifecycle engineering is based on the premise that plant information is a strategic asset. Further, the principles of data centricity, integration, and automation of best practices are essential elements. All of these principles require an IT platform for creating, capturing, and managing the plant information asset.

Focused on driving innovations in engineering technology

To achieve its vision for integrated lifecycle engineering, Intergraph Process, Power & Offshore is delivering a suite of intelligent, data-centric applications that assure data accuracy and consistency within a discipline. Intergraph continues to release updates to its SmartPlant family of software, including products for intelligent piping and instrumentation diagrams, electrical system design, and next-generation 3D design.



INtools is the process, power and offshore industry's de facto standard for instrumentation design and maintenance.

PPO is expanding its commitment to offshore plant design and structural solutions, centered on enhancements made to PDS and FrameWorks® Plus, the structural module of PDS. This will be supported by the later release of an offshore-specific version of SmartPlant 3D.

Also, the first commercial release of IntelliShip – expected in 2003 – and the alliance with reseller and development partner Det Norske Veritas Software (DNVS) will help us expand our position in offshore as well as dramatically increase our presence in shipbuilding. In addition, DNVS is licensing Intergraph PPO's technology platform to develop integrated solutions for the marine industry.

In addition to delivering data-centric applications, Intergraph PPO is delivering an integration platform – The Engineering Framework – in which information can be captured, applications integrated, and work processes applied. TEF is the unique integration architecture for sharing and reuse of plant information throughout the plant lifecycle. Using this platform, customers can capture and automate standard company-specific processes and then repeat, refine, and optimize them for business benefit.

Committed to long-term, mutually beneficial relationships

Intergraph Process, Power & Offshore continues the successful approach of combining our own engineering software development know-how with complementary software from other industry vendors and engineering expertise from clients to deliver a truly effective integrated solution for the process, power, offshore, and marine industries. For example, the recent alliance with the ARES Corp. extends Intergraph PPO's engineering lifecycle solutions to include project controls.

Acquisitions also play a key role in our growth strategy. During the past two years, Intergraph PPO has added INtools for instrumentation design and engineering, and MARIAN for materials and procurement management. The recent acquisition of Pelican Forge Software Corporation, a pipe support modeling software company, significantly strengthens the division's 3D solutions – PDS and SmartPlant 3D.





Intergraph Mapping and Geospatial Solutions

Solutions for Success

For more than 30 years, organizations and government entities around the world have relied on Intergraph to provide open geospatial technology and proven enterprise solutions.

Preetha Pulusani

– Preetha Pulusani, President

Solutions for success

The year 2002 has been one of change and growth for Intergraph Mapping and Geospatial Solutions. We have created a dynamic synergy with the acquisition of 100% interest in Z/I Imaging and consolidating it and Intergraph Utilities & Communications with Intergraph Mapping and Geospatial Solutions. Because our solutions and services now highlight a very broad range of activities – including mobile mapping, network analysis, outage management, workflow management, data capture, geospatial resource management, and more – we have changed our name from Intergraph Mapping and *GIS* Solutions to Intergraph Mapping and *Geospatial* Solutions. The new name embraces this range of capabilities and emphasizes the company's focus on solutions.

Intergraph Mapping and Geospatial Solutions understands the business challenges customers face every day. Our unique combination of pioneering technology and comprehensive professional services makes us a leading provider of industry-specific solutions for:

- Geospatial resource management
- Land information management
- Commercial photogrammetry and remote sensing
- Geospatial intelligence
- Geospatial data management and cartography

Innovative solutions to achieve enterprise goals

Intergraph Mapping and Geospatial Solutions provides products and services, open technology and data integration, and partners and people to help customers implement successful solutions based on geospatial information. These solutions can be deployed on the desktop, on the Web, or with mobile technology. Customers around the world include local, regional, and national governments; transportation and mapping agencies; utilities and communications companies; photogrammetry organizations; the military; educational institutions; and others.

Central to our innovative solutions is our industry-proven mapping and geospatial technology, including the GeoMedia®, Digital Cartographic Studio® (DCS), Modular GIS Environment (MGE), G/Technology™, FRAMME™, InService™, and TerraShare® platforms.

- The GeoMedia product suite integrates geospatial information throughout the enterprise, while providing the necessary tools to develop business-to-business and custom client applications.
- DCS provides a suite of cartographic tools for producing aesthetically pleasing, clear, and concise maps and charts.

Estimated Worldwide GIS Revenue



Calculations are based on published industry estimates and projected revenues for 2003. Total GIS industry revenue of $1.9 billion forecasted for 2003 represents 8% market growth.

- MGE provides production-ready capabilities for automating, managing, analyzing, and presenting GIS data, and is interoperable with GeoMedia.
- G/Technology integrates geofacilities management with operational-support and service-delivery applications, enabling these systems to cooperate seamlessly.
- FRAMME offers easy customization and seamless integration of GIS with corporate systems, desktop applications, and third-party software.
- The InService suite of products provides fully integrated outage and workforce management, and can be configured for intranet access, mobile computing, and crew management.
- The TerraShare family of products eliminates the difficulties of tracking imagery and data across the enterprise by managing geoimaging data (imagery, digital terrain models, and digitized raster graphics) from acquisition and use to storage and distribution.

We continue to be committed to open systems solutions and data interoperability. As a founding and principal member of the Open GIS Consortium (OGC), Intergraph Mapping and Geospatial Solutions is a visible force in promoting industry standards and interoperability in the GIS and IT marketplace.

PROFILE

The **Puerto Rico Electric Power Authority (PREPA)** electric network sustained heavy damage in the devastating hurricanes of the 1990s. To improve its disaster response capability, PREPA implemented a fully integrated Geospatial Resource Management (GRM) solution. The GRM includes Intergraph's G/Electric and InService products, complementary applications from business partners, and interfaces to ten major enterprise systems. This four-year, four-phase project, with a total cost in excess of $27 million, is preparing the island for emergencies and significantly improving day-to-day operations.



The city of **Edmonton, Alberta, Canada,** manages 200,000 parcels and serves land information to 9,000 employees and 685,000 citizens with the help of Intergraph solutions. Edmonton's challenge was to replace 49 land-based applications and more than 166 databases with one land information management system. Using GeoMedia technology, Edmonton introduced the Spatial Land Inventory Management (SLIM) system. SLIM is a Web-enabled corporate solution that replaces existing applications and transforms pockets of legacy systems into a single data repository thus improving spatial data quality.



a.

b.



c.



Welcome additions enhance solutions

Z/I Imaging, formerly a joint venture between Intergraph and Carl Zeiss B. V., is a world leader in the earth imaging industry, offering solutions for the acquisition, exploitation, management, and distribution of imagery. These solutions include aerial cameras; photogrammetric scanners; stereo workstations; and software for image management, processing, and distribution. Z/I Imaging brings to the commercial imaging market the world's only large-format, high-resolution digital camera. The Digital Mapping Camera (DMC)™ features breakthrough technologies for a range of projects, from small-scale mapping operations to precision, high-resolution corridor engineering projects. The imaging software includes TerraShare as the foundation of the enterprise system that combines the power of a client/server image management and distribution system with a high-performance imaging engine that offers individual modules for photogrammetric production, managing orthophotos on the users' GIS and computer-aided design desktops, collaborative production, and Internet distribution.

The **Utilities & Communications (U&C)** division serves investor-owned, public, and national companies that deliver and manage communications, electric, gas, pipeline, and water/wastewater services. To a market facing the challenges of deregulation, mergers, acquisitions, and heightened competition, InService provides a fully integrated solution in a single application environment that is flexible enough to manage a broad range of tasks. U&C's tightly integrated engineering and operational applications include a robust GIS, full-function computer-aided dispatch, and state-of-the-art outage and mobile workforce management. These solutions result in lower total cost of ownership because, while they can be used as standard off-the-shelf products, they are highly configurable to meet individual customer requirements.

a. GeoMedia's powerful desktop and Web mapping visualization and analysis solutions manage and distribute geospatial and business information throughout the enterprise.

b. TerraShare allows users to manage and distribute large quantities of geoimaging data within a single environment.

c. The Digital Mapping Camera system is a turnkey digital aerial camera system designed to support aerial photogrammetric missions that demand high-resolution and accuracy.

Location-based services

IntelliWhere™, a division of Intergraph Mapping and Geospatial Solutions, addresses the emerging technologies of wireless Internet and location-based services (LBS). This division's products leverage GeoMedia technology to provide LBS solutions that are device- and data-independent. IntelliWhere focuses on enterprises with mobile workforces in markets such as transportation, state and local government, telecommunications, utilities, the military, and emergency response.

Network of distributors and partners

We add value to our Intergraph Mapping and Geospatial Solutions offerings by partnering with other organizations from around the globe. With the participation of technical and strategic application partners, we can expand the reach of our products and solutions to better meet specific needs of our customers. Our Team GeoMedia program focuses on building and maintaining a qualified network of consulting firms, system integrators, data providers, end users, resellers, enterprise software/solutions providers, and development partners. Program membership comprises qualified and experienced organizations and individuals, including Registered Solutions Providers, Registered Solutions Centers, Certified Developers, Certified Trainers, and Certified Consultants.

Professional services team provides support worldwide

The Intergraph Mapping and Geospatial Solutions professional services team provides professional services that include system integration, consulting, project services, and implementation. These services enable clients to increase the efficiency of their operations while reducing their costs and maximizing the value of their investments.

Intergraph Mapping and Geospatial Solutions builds our success on providing solutions – a combination of open technology, enterprise implementation, and consulting services. Because our customers want more from us than out-of-the-box solutions, we strive to help them make sound decisions that will improve business processes and increase efficiency.

P R O F I L E

Florida Department of Transportation (DOT) operates a full-service mapping and photogrammetry department and is responsible for corridor mapping as well as statewide area mapping. Their workflow includes end-to-end Z/I Imaging solutions from acquisition to compilation to distribution. In addition to their high-production photogrammetry workflow, the department is challenged with combining the data associated with today's mapping projects with their extensive photo archive dating back to the 1950s. To better manage their geoimaging data and help improve their overall efficiency, Florida DOT uses our TerraShare enterprise image management and distribution solution.



The **Department of Archaeology at Masaryk University in Brno, Czech Republic,** collected massive amounts of data during 40 years of on-site work. The excavation leaders recognized the need for a data analysis and management solution that would allow them to digitize, process, and incorporate excavation data and analyze complex archaeological theories. The geospatial data management solution at the Pohansko site enables researchers not only to store, query, and retrieve a variety of data types instantly, but also to spatially correlate relationships between artifacts and their discovery locations to better understand how they were used in daily life or special rituals.





Intergraph Solutions Group

People, technology, results

"Whether supporting homeland security or complex IT requirements, we work to develop the unique solutions our clients need."

– Dr. William Salter, President

Intergraph Solutions Group (ISG) is the professional services and solutions division of Intergraph providing management consulting, technology, and integrated solutions in the commercial and government sectors. In 2002, ISG ranked 67th on *Washington Technology*'s list of leading Federal IT prime contractors, and was one of the top 100 North American IT solution providers on the 2002 *VARBusiness 500* list.

A professional services company

ISG has changed dramatically over the past five years. In 1997, more than 60% of division revenue came from the sale of Intergraph software, hardware, and maintenance. In effect, ISG was the foremost reseller of Intergraph products to the federal government. However, as Intergraph exited the hardware business and the federal market place began to shift toward more outsourcing, ISG made a strategic decision to strengthen and build on its higher margin services business.

Throughout this transition, ISG has invested heavily in building core competencies such as management consulting, business systems integration, infrastructure management, systems and networking, and managed services. Since 1997, ISG's core services business has grown an average of 21% per year. As the division focuses more on its services business, remaining product sales focus on niche markets, such as ship design, ruggedized hardware, and video analysis, where higher margins can be maintained. In 2002, the division adopted the name Intergraph Solutions Group to reflect its focus on services and solutions in multiple markets. Creating a dedicated services division was, as industry analysts have noted, a natural evolution, given Intergraph's history and expertise.



ISG helps clients integrate and communicate complex data to deliver critical information at the right time and place.

Growth of ISG Services Revenue



P R O F I L E

Warner Robins Air Logistics Center: Dramatic savings through partnership

Intergraph has had a presence at the U.S. Air Force Materiel Command's Warner Robins Air Logistics Center (WR-ALC) since the mid-1990s. Beginning with a series of process reengineering and systems integration projects, Intergraph helped make changes to logistics operations that resulted in a 40% reduction in days for C-130, C-141, and F-15 aircraft to flow through the repair depot and saved the government millions of dollars on repair contracts. ISG has helped train more than 200 personnel in the new processes and technologies.

Since 2000, a major initiative has been the development of the Supply Chain Management Environment (SCME). This collaborative logistics Web space integrates all Air Force supply chain processes, including fleet status, program management, technical data management, and e-business connectivity to commercial suppliers. In 2002, the Headquarters of the Air Force, Installations and Logistics, designated SCME as the Supply Chain Common Operating Picture (SCCOP) to provide high-level visibility of all Air Force assets and requirements in all conditions and locations. ISG is currently migrating the SCCOP framework for worldwide access by up to 200,000 Air Force personnel.

"SCME represents the first up-and-running, total repair and consumable supply chain integration capability in the Air Force and DOD. SCME is as revolutionary to the DOD and Air Force logistics management as AOL and Yahoo! are to the commercial business world."

Roy Abbot
SCME Team Lead, WR-ALC



The Supply Chain Common Operating Picture provides supply chain visibility for all Air Force assets and requirements in all conditions and locations.



Intergraph and the U.S. Army Aviation and Missile Research, Development, and Engineering Center (AMRDEC) are developing and testing solutions to detect, prevent, protect, and mitigate against terrorist action within the Department of Defense, state and local agencies, and the private sector.

Cutting-edge technology

Working with institutions such as the University of Alabama in Huntsville, Ala., and federal agencies such as NASA and the U.S. Army Aviation and Missile Research, Development, and Engineering Center (AMRDEC), ISG is developing technologies across a broad spectrum of applications, from security to integration.

Video analysis and processing is a growing requirement for law enforcement, security, and intelligence agencies as well as for the private sector. ISG continues to improve its Video Analyst System, which combines NASA-developed Video Image Stabilization and Registration (VISAR*) technology and other analysis tools on the Adobe Premiere platform. In 2002, ISG added simultaneous support for both compressed and uncompressed video data. In 2003, ISG is working to integrate Video Analyst with IQ Biometrix FACES facial composite software, which has been endorsed by John Walsh on TV's "America's Most Wanted."



ISG has developed wireless solutions to support telemaintenance, automated utility meter reading, and protected access to secure networks.

Wireless and mobile solutions are a high-growth area, and ISG is on the leading edge in developing secure wireless solutions. In 2002, ISG worked closely with the U.S. Air Force to integrate secure wireless access to the Air Force Portal. At Norfolk, Va., ISG has integrated wireless capabilities with automated utility meter reading to generate considerable savings. In addition, ISG incorporates mobile computing into a number of logistics and security projects.

Application integration remains a critical technology area, particularly in homeland security where agency interaction is driving the need for standardization and integration. ISG was an early adopter of middleware integration technologies and currently supports several large legacy system integration projects. In 2002, the Air Force Materiel Command provided additional funding to continue work on the Depot Maintenance, Accounting, and Production System, which integrates financial and production data from more than 30 sources.



The PDM Interoperability Framework integrates data from multiple sources, allowing users to view and query 3D models and associated documentation of ships such as the U.S. Navy Torpedo Weapon Retriever.

A major focus in 2003 is using geographic information systems (GIS) as the enabling technology to integrate the enterprise. ISG is integrating GIS with a variety of technology devices and technical information for security monitoring, installation management, and transportation asset management. ISG is also working to integrate GIS and middleware applications.

Homeland security and the war on terror

ISG offers a variety of homeland security solutions with a focus on physical security, emergency response, and information security. ISG provides decision support solutions that integrate sensors, alarms, communications, and emergency response dispatching. In 2002, the Naval District Washington expanded the Intergraph system it used on September 11, 2001, to include intrusion detection, a redundant emergency operating center, and an executive motor pool tracking system. ISG helped Sub Base New London, Conn., implement a solution that monitors security cameras and motion detectors to protect its waterfront. Other installations are slated for system implementation in 2003.

With a 56% increase in reported computer security incidents from 2001 to 2002, demand for information assurance and secure networking remains strong. In 2002, ISG provided information security support to a number of government agencies and installations, including the Army Records Management and Declassification Agency at Fort Belvoir, Va.; the Army Corps of Engineers Enterprise Infrastructure Services Program Office in Vicksburg, Miss.; and the Norfolk Navy Public Works Center, Va.; as well as utilities such as South Texas Project Nuclear Operating Company.

ISG also continues to support and expand military system integration and Department of Defense Transformation projects. In 2002, ISG installed the Joint Aviation Technical Data Integration (JATDI)/Mid-Tier system on the USS *George Washington*, *Harry S. Truman*, *John F. Kennedy*, and *Nimitz* to deliver near real-time technical data and maintenance expertise to deployed forces. ISG also introduced an enhanced TechCam capability – a collaborative audio-video workspace. As one of the leading logistics systems integrators, ISG supports a variety of weapon system projects, including the Navy PDM Interoperability Framework, the Air Force Supply Chain Common Operating Picture, and the Army Engineering Data Information Server program.

IT consulting and support

Building on Intergraph's history as a computer industry pioneer, ISG offers IT expertise in network planning and implementation, system integration, and IT support. A major area of growth is consulting and security services related to privacy requirements such as the Health and Insurance Portability and Accountability Act and the



At the Sub Base New London, Conn., and other installations, ISG is supporting homeland security through decision support solutions that integrate security cameras, alarms, communications, and emergency response dispatching in a single workstation.

Gramm-Leach-Bliley Act. ISG is supporting the University of Alabama in Birmingham, Eastern Health Systems, and Publix Employees Federal Credit Union with implementation of security policies and technologies. ISG is working closely with Microsoft, HP, Computer Associates, and other partners to integrate security or storage devices into client systems and networks.

IT Managed Services also saw considerable growth in 2002 as companies sought to reduce operating costs through outsourcing. ISG has a long history of providing help desk, resident engineer, and managed services in support of federal, state, and local contracts. In 2002, ISG's Call Center achieved more than a 70% first call resolution rate at the Wilmington Savings Fund Society Bank. ISG continues to expand this business in new markets with a focus on system and network management, field deployment services, troubleshooting, and support dispatching.

*VISAR Licensed from the National Aeronautics and Space Administration



Intergraph Public Safety

Protecting Peace of Mind

"Our customers provide a critical service to the public, and they must have solutions that deliver the right information, at the right place, and at the right time. Our mission is to deliver quality products that help them perform their mission."

Dr. Roger Coupland, President

Recognized as a worldwide market leader, Intergraph Public Safety (IPS) provides total solutions to the public safety industry, including products and support for police, fire and emergency medical services, roadside assistance, airport security, and military base security. These solutions include commercial off-the-shelf (COTS) software and professional services.

IPS employs experts with thousands of cumulative years of experience in the public safety industry. This level of stability and knowledge ensures that IPS understands both the issues and requirements of daily operations and long-term business objectives.

Intergraph Public Safety worldwide

With increased security concerns in all parts of the world, protecting the interests of citizens is the highest priority of IPS's customers. Our systems support operations in many countries around the world, including nationwide police services for Belgium; medical, fire, and police dispatching in Melbourne, Australia; and fire protection and emergency rescue in Rio de Janeiro, to name just a few. Throughout the United States, Canada, Europe, Asia, and South America, our systems support vital public safety services.

Integrated solutions

Through IPS' Computer-Aided Dispatch (CAD), Records Management, and Mobile platforms, agencies are able to respond to and manage public safety calls for service. These platforms provide a common operational picture that allows all parties involved to share information in a timely and efficient manner.

The IPS solution incorporates an intelligent integrated map of the service area, using symbols, colors, and icons to display location and status of events and units in the field. Calltakers, dispatchers, and other multi-agency personnel benefit from this quick visual reference – immediately seeing incident and resource activity.

Providing mission-critical benefits:

- Reduced response times
- Real-time information
- Increased efficiency
- Timely, accurate, and secure information
- Single point of access to information from a variety of sources

P R O F I L E

Mesa, Ariz., featured in Department of Justice video

A woman calls 9-1-1 to report a truck driver trying to run down four men.

A school nurse reports a pupil suffering an asthma attack.

A man calls after witnessing a serious traffic accident.

The city of Mesa's 9-1-1 operators handle hundreds of calls every day. And they do it so well that the U.S. Department of Justice is featuring the Mesa police and fire departments in a nationwide training video.

"This system combines the best of Windows technology, mapping, and Global Positioning Satellite use," said Assistant Police Chief Dennis Donna, who oversaw the changeover from the old, text-only system to the Intergraph Public Safety computer-aided dispatch (CAD) technology in April 1999.

Through the Community Oriented Policing Services MORE grants, the Justice Department has funded more than $1 billion to enhance technology for law-enforcement agencies around the country. The video will be used at a series of conferences to show other agencies how to better use the funding.

Bill Romesburg, a consultant who oversaw the filming in July, said Mesa is impressive because transponders in its vehicles send signals every 30 seconds to show dispatchers where they are. "It's darn unique," Romesburg said. "In the field, if you were a cop driving around, you could look at your mobile computer and see where other units were and where you're responding to."

Laptops in patrol cars and fire trucks also have maps, which are especially helpful when the emergency is at an apartment complex. Touch a button, and the system draws a route to the apartment. Before the new system, officers and firefighters had to consult several volumes of books listing apartment complexes, utility hookups, and hazardous materials areas. Now the information is right at their fingertips.

Romesburg said the secret of Mesa's success is that everyone came on board early in the transition. "Intergraph actually asked the users what they wanted out of a product and provided it to them."





Emergency Communications Victoria using I/CAD to dispatch Fire, Ambulance, and Police resources in Melbourne, Australia

Information is power

Putting information into the hands of a wide range of users is a key objective in today's public safety programs. With IPS' integrated mobile computing solutions, public safety personnel in the field can have access to critical information that not only improves their ability to respond to emergencies, but also ensures that they have the information needed to protect themselves. Information such as hazardous material records, known dangerous situations, building floor plans, and information from state and federal criminal databases is easily accessible from the mobile environment.

Real-time communications and accurate, timely information have always been vital resources for public safety. IPS is providing solutions to meet those needs.

Managing records

Using the IPS Records Management System (RMS), agencies not only track every detail during operations but use the information to investigate crime and analyze criminal patterns, to staff appropriately, and to better manage their overall business. With the growing necessity to share information across public safety agencies, the IPS RMS solution is on the forefront, providing technology that enables local, regional, and national agencies to share critical information, which is essential in protecting the public.

Streamlining corrections procedures

Integrated with our RMS or standalone, the IPS Jail Management System (JMS) automates incarceration processes, including booking, screening, classification, medical records, visitation, release, management reporting, and many other functions. The JMS can interface to existing or emerging information infrastructures, ensuring that new technologies can be deployed rapidly without affecting existing work processes.



New Zealand Police and New Zealand Fire Service work together investigating the cause of a house fire



Huntsville, Ala. Medflight responding to an emergency



IPS systems are supported in several languages

The public safety market

Public safety is the fourth largest sector in state and local government, according to Gartner Dataquest. The market research company expects IT spending for public safety to increase from $1.5 billion in 2000 to $2.6 billion by 2005. About 10% of state and local spending each year is related to public safety, according to Gartner.

Maintaining safety and responding to threats to the public remain high priorities with national, state, and local government leaders, resulting in new opportunities emerging within IPS' key markets. However, this continued interest in public safety technologies is likely to be somewhat affected by the fiscal realities of the current economic downturn.

Airport systems for managing incidents

One key market is the delivery of Integrated Incident Management Systems for airports. IPS has been delivering solutions to this market segment since 1991, establishing a clear presence where we will continue to expand. Among notable customers, IPS has Airport Incident Management Systems installed at Chicago's O'Hare International and Midway Airports, San Francisco International, and Pittsburgh International.

The future

The potential for IPS' growth is built upon our strong heritage – a 14-year focus on the public safety market, an integrated suite of products providing end-to-end solutions, and our commitment to exceptional customer and partner satisfaction. These strengths enable public safety services to meet the challenges that exist in their demanding day-to-day environment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements including, but not limited to, projections about revenue, operating income levels, margins, synergies, industry rankings, capital spending, and market conditions and their anticipated impact on Intergraph Corporation ("the Company" or "Intergraph"); expectations regarding future results and cash flows; information regarding the development, timing of introduction, and performance of new products; any statements of the plans, strategies, and objectives of management for future operations; and expectations regarding the Company's various ongoing litigation proceedings. These forward-looking statements are subject to known or unknown risks and uncertainties, some of which are beyond the Company's control, that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, worldwide political and economic conditions and changes, the ability to attract or retain key personnel, increased competition, rapid technological change, unanticipated changes in customer requirements, the ability to protect the Company's intellectual property rights, the ability to access the technology necessary to compete in the markets served, the ability to complete certain sales and lease transactions as planned, risks associated with doing business internationally (including foreign currency fluctuations), risks associated with various ongoing litigation proceedings, including the timing and ultimate resolution of the appeal by Intel Corporation ("Intel"), and other risks detailed in our annual and quarterly filings with the Securities and Exchange Commission ("SEC").

RESULTS OF OPERATIONS

The following financial data sets forth the results of operations of the Company for each year in the three-year period ended December 31, 2002.

	2002	2001	2000
(In thousands)			
Revenues	$501,177	$532,061	$690,454
Cost of revenues	267,237	298,735	438,177
Gross profit	233,940	233,326	252,277
Operating expenses	223,555	225,623	267,420
Restructuring charges (credits)	2,106	(384)	8,498
Income (loss) from operations	8,279	8,087	(23,641)
Patent litigation gain, net	440,623	---	---
Gains on sales of assets	17,214	11,243	49,546
Interest income	6,886	7,427	4,809
Interest expense	(219)	(1,793)	(4,031)
Other income (expense), net	(3,611)	3,954	(7,457)
Income before income taxes and minority interest	469,172	28,918	19,226
Income tax expense	(91,135)	(8,500)	(6,600)
Income before minority interest	378,037	20,418	12,626
Minority interest	(285)	(476)	(2,531)
Net income	$377,752	$ 19,942	$ 10,095

The general return to profitability resulted from the Company's restructuring in 2000 into core business segments and its exit from the hardware business. The improvement in operating income resulted primarily from the continuing decline in the Company's operating expenses and higher gross margins due to the increasing software content in its product mix and better margins in its services business.

Since 2000, the Company has focused on four business segments aligned according to markets in which Intergraph believes it is a leader. The Company substantially completed the U.S. portion of this process in third quarter 2000, and in fourth quarter 2000 began to reorganize its European and Asia Pacific operations to align them with the new business structure. The international portion of the Company's reorganization was completed in 2001, with the last subsidiary sale being completed in 2002 (but effective October 2001). In 2002, the Company purchased the remaining 40% minority interest in its Z/I Imaging Corporation ("Z/I Imaging") segment and combined it and the Utilities and Communications division with the Intergraph Mapping and Geospatial Solutions ("IMGS") segment to maximize their synergies (see "Restructuring Charges" and "Results by Business Segment"). The Company's 2002 business segments are Intergraph Process, Power & Offshore ("PPO"); IMGS; Intergraph Solutions Group ("ISG"); and Intergraph Public Safety, Inc. ("IPS").

Orders

Systems and services orders for 2002 were $342.4 million, down 7% from 2001 after declining 36% from 2000 to 2001. The decline in orders in 2002 was primarily due to the completion of a large IPS outsourcing contract and the reduction of services orders in Europe. This decrease was partially offset by several large services orders in the government sector. The decline in orders from 2000 to 2001 was primarily due to the Company's exit from the hardware business and the sale of its civil, plotting, and raster business to Bentley Systems, Inc. ("BSI") in 2000 and the sale of its Middle East operations during 2001.

Revenues

In 2002, the Company completed the reorganization of its operations into four business segments that provide software, systems integration, and services. Revenues in 2002, 2001, and 2000 for each of these segments are presented in Note 15 of Notes to Consolidated Financial Statements.

Total revenue for 2002 was $501.2 million, down 6% from 2001 after declining 23% from 2000 to 2001. The 2002 decline is attributable primarily to weak economic conditions worldwide and the 2001 sale of the Company's Middle East operations. The revenue decline from 2000 to 2001 is attributable to the Company's exit from the hardware business and the sale of its civil, plotting, and raster business in 2000.

Systems Systems revenue was $288 million in 2002, down 4% from 2001 after declining 29% from 2000 to 2001. The 2002 decrease is primarily due to weak economic conditions worldwide and continuing order weakness in the Company's Z/I Imaging and Utilities and Communications businesses. The decline from 2000 to 2001 is attributable to the Company's exit from the hardware business, the sale of its Middle East operations in 2001, and the sale of its civil, plotting, and raster business in 2000.

Systems revenue in 2002 declined in most geographic markets served by the Company primarily due to the factors noted above. U.S. systems sales, including sales to the federal government, totaled $183.8 million in 2002, almost flat with the 2001 level after decreasing 19% from 2000 to 2001. International systems sales totaled $104.2 million in 2002, down 12% from the 2001 level after declining 41% from 2000 to 2001. European sales were down 16% in 2002, after declining 28% from 2000 to 2001. Asia Pacific's 2002 systems sales were up 21% from 2001, after declining 62% from 2000 to 2001. Systems revenue in 2002 for other international subsidiaries declined 22% primarily as a result of the sale of the Company's Middle East subsidiaries.

Total revenue from the United States government was approximately $136.9 million in 2002, $143 million in 2001, and $132.4 million in 2000, representing 27%, 27%, and 19% of total revenue in 2002, 2001, and 2000, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 80% of the Company's 2002 federal government revenue was earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is anticipated that these contracts will remain in effect through their stated expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Maintenance Maintenance revenue declined 3% in 2002, after declining 22% from 2000 to 2001. The Company's hardware maintenance business has declined as a result of the trend in the industry toward lower priced products and longer warranty periods and the Company's exit from the hardware business.

Services Services revenue, consisting primarily of revenues from implementation and consulting services, decreased 13% in 2002, after increasing 2% from 2000 to 2001. The 2002 decline is attributable primarily to weak economic conditions world-wide, especially in the Utilities and Communications business, and the completion of a large outsourcing project in Australia.

Gross Margin

The Company's total gross margin percentage on revenue was 47% in 2002, compared to 44% in 2001 and 37% in 2000.

Margin on systems revenue was 49% in 2002, flat with 49% in 2001 and increasing from 38% in 2000. The margin improvement since 2000 is due primarily to increasing software content in the product mix as the Company's hardware revenues continued to decline. Also, systems margins in 2000 declined due to inventory write-downs resulting from the exit of the Company's hardware business that year.

In general, the Company believes its systems margins may be improved by higher software content in the product mix, a weaker U.S. dollar in international markets, and less discounting. Systems margins may be lowered by price competition, a higher services content in the product mix, a stronger U.S. dollar in international markets, and a higher mix of federal government sales, which generally produce lower margins than commercial sales.

Margin on maintenance revenue was 55% in 2002, 47% in 2001, and 45% in 2000. Although maintenance revenues have declined over the past three years, the Company has been able to increase maintenance margins because of the higher software content of maintenance revenue and lower associated cost of revenues because of headcount reductions.

Margin on services revenue was 29% in 2002, improving from 25% and 18% in 2001 and 2000, respectively. Margins in 2002 were positively impacted by more effective cost controls and better overall utilization of resources. Margins in 2001 were positively impacted by a slight increase in revenue, coupled with a larger decrease in costs, primarily in the Utilities and Communications business. Margins in 2000 were positively affected by several large high-margin ISG consulting contracts. For contracts other than those accounted for under the percentage-of-completion method, costs are expensed as incurred, with revenues recognized either at the end of the performance period or based on milestones specified in the contract.

In third quarter 2000, the Company exited the hardware business but continues to service its installed hardware base under warranty and contractual maintenance obligations. Most hardware currently sold by the Company is purchased from third-party vendors.

Operating Expenses (exclusive of restructuring charges)

Operating expenses in 2002 were flat with the 2001 level after declining 16% from 2000 to 2001. In response to the level of its previous operating losses, the Company took various actions, including employee terminations and the closure and sale of certain unprofitable non-core businesses, which reduced the total number of its employees by approximately 33% during the three-year period ended December 31, 2002.

Product development expense declined by 6% in 2002 after declining 4% from 2000 to 2001. The 2002 decrease is primarily due to more capitalization of development costs offset by some increased expenses from new product development initiatives. The 2001 decrease is the result of the exit from the hardware business.

The Company capitalizes certain development costs incurred after the technological feasibility of new software products has been established and amortizes those costs against the revenues generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations (see Note 1 of Notes to Consolidated Financial Statements).

The Company currently has many ongoing projects relating to development of new products and enhancement of existing products. Projects for the development of new products include software for engineering information management, intelligent piping and instrumentation diagrams, 3D visualization, enterprise information access and reports, and 2D CAD; and new technology for the earth-imaging industry which includes new digital products for photogrammetry, airborne reconnaissance, aerial mapping, and image distribution. For these ongoing projects (some of which are expected to be completed during 2003), the Company has incurred total costs of $51.9 million over the last five years. The ultimate timing and impact of certain of these projects on our operations and financial results cannot be accurately predicted.

Sales and marketing expense in 2002 was slightly higher than the 2001 level, after decreasing 19% from 2000 to 2001. The 2002 increase was due to the weakening of the U.S. dollar against international currencies and increased sales and marketing activity, primarily in PPO. These increases were partially offset by reduced spending in the Utilities and Communications division as a result of headcount reductions. Expenses in 2001 and 2000 were lower because of the strengthening of the U.S. dollar against international currencies and headcount reductions throughout 2001 and 2000.

General and administrative expense for 2002 was flat with the 2001 level, after decreasing 19% from 2000 to 2001. Legal fees from second quarter 2002 forward related to the Intel litigation were offset against the settlement proceeds in "Patent litigation gain, net" in the 2002 consolidated statement of income. Expenses in 2001 decreased primarily due to reductions in headcount and bad debt expenses. Expenses in 2000 included a decline in legal fees as the result of reduced activity related to the Intel litigation and a decline in headcount.

Restructuring Charges

During the three years ended December 31, 2002, the Company implemented various restructuring actions in an effort to eliminate unprofitable businesses and better align costs with the remaining level of revenues generated.

In 2002, the Company recorded $2.1 million in restructuring charges as a result of combining the Utilities and Communications business with the IMGS business segment. Severance costs associated with the business reorganization totaled almost $1.6 million. Approximately 45 positions were eliminated worldwide, primarily in the sales and marketing area, with the majority of the expense incurred in Europe. The remaining restructuring costs consisted of accruals for idle building space. These expenses are reflected in "Restructuring charges (credits)" in the 2002 consolidated statement of income. Cash outlays and accrued liability in 2002 for this restructuring approximated $38,000 and $2.1 million, respectively. The Company estimates that the reorganization of these business units will result in annual savings of approximately $2.7 million.

In 2001, severance liabilities of $384,000 were reversed in response to unanticipated attrition. This expense reversal is reflected in "Restructuring charges (credits)" in the 2001 consolidated statement of income. Cash outlays in 2001 for severance that related to the 2000 and prior restructuring plans approximated $3.6 million. At December 31, 2001, the Company had no accrued liability related to the prior years' restructuring efforts.

In 2000, the Company incurred restructuring charges of approximately $13.2 million due to its exit from the hardware business and efforts to better align its international operations with its new business segments. Approximately $8.5 million is recorded in "Restructuring charges (credits)" and $4.7 million in "Cost of revenues" in the 2000 consolidated statement of income. The Company's exit from the hardware manufacturing business was completed with the sales of its Intense3D graphics accelerator

division and its high-end workstation and server business (see Note 17 of Notes to Consolidated Financial Statements). The $4.7 million reflected in cost of revenues represented the costs of inventory write-offs. The $8.5 million recorded in "Restructuring charges (credits)" is composed of approximately $3.2 million related to the exit from the hardware business and $5.3 million related to the Company's alignment of its international operations with its new business segments. The $3.2 million includes severance costs of approximately $1.7 million (related to the elimination of approximately 50 positions worldwide, primarily in the sales and marketing area, with the majority of the related expense incurred in Europe). The remaining exit costs were for related fixed asset write-offs of approximately $1.5 million and accruals for lease cancellations and idle building space. The $5.3 million was primarily for employee severance pay and related expenses. The Company eliminated approximately 145 positions worldwide in its sales and marketing, general and administrative, and customer service and support areas, with the majority of the related expense incurred in Europe and Asia. Cash outlays in 2000 for severance that related to the Company's restructuring efforts were $7.3 million. At December 31, 2000, the total remaining accrued liability for severance relating to the reductions in force during the year was $384,000.

Non-operating Income and Expense

Patent Litigation Gain, Net In April 2002, Intergraph and Intel settled a patent infringement lawsuit filed in Alabama Federal Court in 1997 for $300 million, which the Company received in May. In October 2002, the U.S. District Court for the Eastern District of Texas ruled in favor of the Company in a related patent infringement case, resulting in an additional $150 million payment from Intel, which was received in November. The Company recognized a gain of $440.6 million (net of applicable legal fees and other associated litigation costs) on these transactions which is included in "Patent litigation gain, net" in the 2002 consolidated statement of income. See "Litigation and Other Risks and Uncertainties" for further discussion on patent litigation.

Gains on Sales of Assets "Gains on sales of assets" in the consolidated statements of income and cash flows consists of the net gains and losses recognized by the Company on sales of various non-core subsidiaries, divisions, and product lines, and gains recorded on real estate sales. See Notes 16 and 17 of Notes to Consolidated Financial Statements for details of the Company's acquisitions and divestitures during the three-year period ended December 31, 2002.

In 2002, the Company reported an additional gain of $2 million from the Intense3D transaction as the shares originally placed in escrow were released in March 2002. In May 2002, Creative Technology Ltd. ("Creative") purchased all of the outstanding shares of 3Dlabs Inc., Ltd. ("3Dlabs") for $3.60 per share, paying one-third in cash and two-thirds in Creative common stock. The Company recognized a gain of $17 million on the sale of its 3Dlabs stock to Creative. In July 2002, Intergraph sold approximately 789,000 shares of Creative stock for a net loss of $1.3 million. These transactions are included in "Gains on sales of assets" in the 2002 consolidated statement of income. At December 31, 2002, the Company owned approximately 1.5 million shares of Creative common stock with a market value of $10.6 million.

In 2001, the Company reported an additional gain from the BSI transaction of approximately $10.1 million as part of the initial consideration for the sale, as well as consideration for transferred maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. Also in 2001, the Company reported an additional gain of $581,000 as a result of the final calculation and settlement of the earn-out provisions with 3Dlabs. In 2001, the Company sold its Middle East operation, reporting a net gain of $530,000. See "Litigation and Other Risks and Uncertainties" for a discussion of pending litigation with BSI.

In 2000, the Company recorded a gain of $23 million on the sale of its civil, plotting, and raster product lines to BSI and a gain of $15.7 million on the sale of its Intense3D graphics accelerator division to 3Dlabs. Also in 2000, the Company sold several real estate holdings including some of the buildings on its Huntsville, Alabama, campus for an aggregate gain of $1.9 million, and land and a building in The Netherlands for an aggregate gain of $5.2 million. Other significant transactions for 2000 include a $2 million gain recognized on the sale of a non-core software product line, a $1.5 million gain on the sale of an investment in an affiliate, a $1.5 million gain on the termination of a long-term capital lease, and a loss of $1.3 million on the sale of the Company's Singapore subsidiary.

Interest Income Interest income was $6.9 million in 2002, $7.4 million in 2001, and $4.8 million in 2000. Although interest income from short-term investments increased during 2002 due to proceeds from patent litigation, interest income declined compared to 2001 due primarily to a decrease in the amount of interest received on notes receivable. Also, the 2001 amount included past due interest received due to settlement of the Micrografx, Inc. ("Micrografx") convertible subordinated debenture.

Interest Expense Interest expense was $219,000 in 2002, $1.8 million in 2001, and $4 million in 2000. The Company's average outstanding debt has declined due to repayment of borrowings utilizing existing cash balances and the proceeds from patent litigation. See Note 7 of Notes to Consolidated Financial Statements for details of the Company's financing arrangements.

Other Income (Expense), Net "Other income (expense), net" in the consolidated statements of income consists primarily of foreign exchange gains and losses and other miscellaneous items of non-operating income and expense. In 2002, this amount included a $7 million write-down of the other-than-temporary loss on Creative stock, a $277,000 net foreign exchange gain, an additional gain of approximately $1.1 million on the prior sale and leaseback of a European office building, a dividend of $376,000 from Creative, and $691,000 in gains on the sales of various assets. In 2001, this amount included a $3.8 million payment received from Micrografx for a convertible debenture held by the Company, $1.7 million for a Mentor Graphics warrant, and a net foreign exchange loss of $1.5 million. In 2000, this amount included a $5 million write-down of the value of the Micrografx convertible debenture and a net foreign exchange loss of $3.9 million. See "Impact of Currency Fluctuations and Currency Risk Management" and Notes 6 and 17 of Notes to Consolidated Financial Statements.

Income Taxes

The Company earned pretax income before minority interest of $469.2 million in 2002, compared to $28.9 million in 2001 and $19.2 million in 2000. Income tax expense in 2002 was attributable both to income from patent litigation and from taxes on individually profitable subsidiaries. Income tax expense in 2001 and 2000 resulted primarily from taxes on individually profitable subsidiaries, including the Company's 60% ownership interest in Z/I Imaging in 2001 and 2000.

Note 11 of Notes to Consolidated Financial Statements contains a reconciliation of statutory income tax expense to actual income tax expense for each year in the three-year period ended December 31, 2002, and includes further details of the Company's tax position, including net income and tax credit carryforwards.

Results by Business Segment

Over the past three years, the Company has focused on organizing the Company into four business segments, along with an Intellectual Property division ("IP") and a corporate oversight function ("Corporate"). The following discussion provides a comparative analysis of results of operations before restructuring charges (credits) based on the Company's business structure for 2002. See Note 15 of Notes to Consolidated Financial Statements for further explanation and details of the Company's segment reporting.

PPO PPO earned operating income of $19 million, $6.8 million, and $9.9 million on revenues of $124.1 million, $116.5 million, and $123.7 million, in 2002, 2001, and 2000, respectively. The 7% increase in revenue in 2002 is due to nonrecurring revenue in the shipbuilding business and growth in new products covering instrumentation design, materials/procurement management, and information management software. The 6% decline in revenue from 2000 to 2001 is due to a reduction in hardware sales and associated maintenance revenue due to the Company's exit from the hardware business in 2000 and the reduction of maintenance revenue resulting from the sale of certain non-core products to BSI. PPO's total gross margin improved from 61% in 2001 to 68% in 2002 as a result of growth in higher margin products, improvements in services margins, and less sales of low-margin products like hardware and hardware maintenance. The 2001 margin improvement from 52% in 2000 is the result of a reduction in sales of lower-margin products. Operating expenses were flat with the 2001 level and increased 20% from 2000 to 2001, mainly in product development.

IMGS In 2002, IMGS reported an operating loss of $1 million on revenue of $195.1 million, compared to 2001 operating income of $6.1 million on revenue of $222.7 million and 2000 operating income of $13.2 million on revenue of $272 million. IMGS' declines in revenue and operating income are the result of less capital spending in the utilities; communications; local, state, and federal government; and earth imaging markets. The 2001 results also included nonrecurring transactions causing 2002 revenue to appear low in comparison. Compared to 2000, 2001 systems revenue was adversely impacted by weakened demand for the Company's hardware product offerings due to the exit from the hardware business and maintenance revenue declined due to the sale of certain non-core products to BSI. Services revenue increased 6% to partially offset these declines. IMGS' total gross margin was approximately 48% in 2002, slightly higher than 47% in 2001 after improving from 41% in 2000 due primarily to an improved overall business mix between hardware, software, and services revenue. Operating expenses decreased 3% from the 2001 level as the result of a decrease in headcount and an increase in development costs that qualified for capitalization. Operating expenses were flat between 2001 and 2000.

ISG In 2002, ISG earned operating income of $5.9 million on revenue of $127 million, compared to 2001 operating income of $10 million on revenue of $134.1 million and 2000 operating income of $13.8 million on revenue of $159.5 million. ISG's maintenance revenues in 2002 and 2001 were adversely impacted by the Company's exit from the hardware business in 2000. This decline will continue as more hardware maintenance contracts reach conclusion in 2003. Systems revenue in 2001 was adversely impacted by weakened demand for the Company's hardware product offerings due to the exit from the hardware business. ISG's total gross margin was 24% in 2002, a slight decrease compared to 25% in 2001 which decreased from 28% in 2000. The 2002 decrease was due to a significant, nonrecurring government purchase of third-party software with very low margin. The 2001 margin decrease was due to declines in the hardware sales and hardware maintenance businesses as noted above. Operating expenses increased 3% from the 2001 level due to higher sales and marketing expenses associated with expanding into the commercial services market and decreased 22% from 2000 to 2001 due to reductions in headcount and bad debt expenses.

IPS IPS earned operating income of $14.7 million, $8.2 million, and $1.9 million on revenues of $63.6 million, $60.9 million, and $51.9 million in 2002, 2001, and 2000 respectively. A 2002 decline in revenue from Asia and Canada was offset by higher revenue recognized on several major projects in the United States and Europe. The 2002 increase in operating income was due to higher revenue with better gross margins, flat operating expenses, and a one-time sale of software and systems associated with the completion of a large outsourcing contract in Australia. The 2001 margin of 41% was an improvement over 37% in 2000, largely due to higher software content in revenues and better control of project costs.

IP In 2002, the IP division reported an operating loss of $6.6 million compared to an operating loss of $4 million in 2001 and $4.3 million in 2000. Costs are primarily legal fees (related to patent litigation) that were formerly included in the Corporate segment. From second quarter 2002 forward, the legal expenses related to the Intel patent litigation were offset against the settlement proceeds recorded in "Patent litigation gain, net" in the 2002 consolidated statement of income.

Corporate Corporate incurred operating losses of $22 million in 2002, $19.4 million in 2001, and $49.6 million in 2000, on revenues of $13.1 million, $33.8 million, and $185 million, respectively. The decline in revenue is a direct result of the exit from the hardware business. The operating losses are mainly due to continuing costs of exiting the hardware business, including management of warranty reserves, inventory write-downs, and management of a repair depot. Operating expenses for 2002 decreased 11% from 2001 after decreasing 64% from 2000 to 2001 as a result of the Company's ongoing efforts to reduce its corporate overhead, primarily through reductions in headcount.

Outlook for 2003

The Company expects that the markets in which it competes will continue to be characterized by intense competition, rapidly changing technologies, and shorter product cycles. Further improvement in the Company's operating results will depend on further market penetration by accurately anticipating customer requirements and technological trends, and rapidly and continuously developing and delivering new products and services that are competitively priced, offer enhanced performance, and meet customers' requirements. Better operating results will also depend on worldwide economic improvement in the markets

served. To increase operating profitability, the Company must achieve revenue growth and continue to align operating expenses with the projected level of revenue. In addition, the Company continues to face legal expenses of unknown duration and amount as it licenses its intellectual property and otherwise asserts its intellectual property rights. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements."

Litigation and Other Risks and Uncertainties

Intel Litigation As further described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, the Company has had ongoing litigation with Intel since 1997. In April 2002, the Company and Intel reached an agreement during the course of court-ordered mediation that settled the litigation involving the Company's system-level Clipper cache memory management patents ("Clipper patents"). Under the terms of this settlement agreement, Intel paid $300 million to the Company in May 2002, the lawsuit pending in Alabama was dismissed, the companies signed a highly restricted cross-license agreement, and the Company assigned certain unrelated patents to Intel. The settlement does not require the Company to take any future actions or make any future payments, and specifically reserves the Company's right to enforce its Clipper patents against computer system companies, including customers of Intel. Any patents issued in the future will automatically be licensed to Intel. Any costs associated with any future obligations of the Company are inconsequential. The settlement also established a range of damages for the then pending patent infringement suit in Texas.

The Texas trial was held in July 2002 with final closing arguments in August 2002. On October 10, 2002, the Court ruled that Intergraph's parallel instruction computing ("PIC") patents were valid, enforceable, and infringed by Intel's Itanium and Itanium 2 products. The Court also ruled that the Company was entitled to an injunction on the sale, manufacture, and use of Intel's Itanium and Itanium 2 processors. On October 18, 2002, Intel filed a combined Motion to Reconsider and Motion for a New Trial, which was denied. On October 30, 2002, the Court entered a "Final Judgment and Permanent Injunction" against Intel. Based on this Final Judgment and pursuant to the terms of the parties' settlement agreement, Intel paid $150 million to the Company in November 2002. Although Intel appealed this ruling in December 2002, the $150 million payment is non-refundable, regardless of the outcome on appeal. Intel will be required to pay an additional $100 million in damages to the Company if the trial court's decision is affirmed on appeal. The appeal process is expected to take between ten to twelve months.

The Company recorded the $300 million settlement and the $150 million award (net of applicable legal fees and other associated litigation costs) as a separate line item in the other income (expense) section of the 2002 consolidated statement of income.

In 1997, the Company placed a number of computer system vendors on notice that it believed their products infringed the Clipper patents. The Company continued to offer to negotiate a patent license with these system vendors, but such discussions were suspended as a result of the Company's litigation against Intel. The Company's lawsuit against Intel was filed in 1997 and settled in April 2002; however, the Intel settlement agreement did not include licenses for Intel's customers (the system vendors who combined an Intel processor with certain other non-Intel components). Rather, the Intel settlement agreement expressly excludes any license regarding the system vendors' sale of infringing computer systems and specifically records the Company's intention to seek payment for patent licenses from the system vendors.

Original Equipment Manufacturers ("OEM") Litigation On December 16, 2002, the Company filed a patent infringement action against Dell Computer Corporation™, Gateway Inc.™, and Hewlett-Packard Co.™ (including the former Compaq Computer Corporation™) in the U.S. District Court for the Eastern District of Texas ("OEM case") claiming that products from these computer vendors infringe three Clipper patents owned by the Company (U.S. Patent Numbers 4,899,275, 4,933,835, and 5,091,846). These patents relate to memory management technology.

The OEM case seeks unspecified damages for past infringement (including enhanced damages), a statutory patent injunction, pre-judgment interest, costs, and attorneys' fees. The defendants have not yet been served the summons and complaint. The Company is using the time between filing the lawsuit and serving the complaint to pursue licensing discussions with the defendants.

As a result, the Court has not yet set the trial schedule. The Company cannot speculate as to the timing or outcome of its discussions with the defendants or the setting of a trial schedule. The Company also has not ruled out the possibility of adding additional defendants to the pending OEM case.

Texas Instruments Litigation On January 30, 2003, the Company filed a patent infringement action against Texas Instruments™ ("TI") in the U.S. District Court for the Eastern District of Texas ("TI case"). The TI case pertains to the Company's PIC patents, United States Patent Numbers 5,560,028, 5,794,003, and 6,360,313 B1, and states that such patents are infringed by TI's family of Digital Signal Processors marketed under the name TMS320C6000™. These devices are used as high-performance embedded controllers in consumer products. Their applications include audio and video encoders and decoders, broadband solutions, optical networking, telephony, voice processing, and wireless communications. The Company believes that publicly available documents for the TMS320C6000 product family confirm that the processors employ the same PIC technology described by the Company's PIC patents. These same patents have already been found to be valid and enforceable by the U.S. District Court for the Eastern District of Texas and were also licensed from the Company by Fujitsu in September 2002. As with the OEM case, the Company intends to use the time between filing and serving the complaint to pursue licensing discussions with TI. As a result, the Company cannot speculate as to the timing or outcome of its discussions with TI or the setting of a trial schedule.

BSI Litigation In December 2002, the Company filed a declaratory judgment action in Madison County, Alabama, against BSI. The action requests the Court to interpret the parties' asset purchase agreement and promissory note, and require BSI to specifically perform the repayment of the same. The asset purchase agreement and note were executed in conjunction with the sale of the Company's civil, plotting, and raster software product lines to BSI in 2000. BSI subsequently filed a summons, but no complaint, against the Company in Philadelphia, Pennsylvania, and thereafter, in January 2003, filed a summons and complaint against the Company in Delaware. The Delaware complaint alleges that the Company breached certain terms of the asset purchase agreement. BSI did not specify an amount of damages in its Delaware actions, and the Company does not believe that such claims are likely to be of a size or nature that would impact the operations of the Company. The Company intends to vigorously pursue its claims against BSI, and defend the claims asserted by BSI.

Other Litigation The Company has other ongoing litigation, none of which is considered to represent a material contingency for the Company at this time; however, any unanticipated unfavorable ruling in any of these proceedings could have an adverse impact on the Company's results of operations and cash flows.

Other Risks and Uncertainties The Company owns and maintains a number of registered patents and registered and unregistered copyrights, trademarks, and service marks. The patents and copyrights held by the Company are the principal means by which the Company preserves and protects the intellectual property rights embodied in the Company's products. Similarly, trademark rights held by the Company are used to preserve and protect the reputation of the Company's registered and unregistered trademarks. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements."

In 2002, the Company established an intellectual property division that is responsible for protecting and licensing the Company's intellectual property. During 2002, this division retained a consulting firm to help develop a licensing program and strategies for engaging companies using the Company's patented technologies.

In January 2003, the Company entered into a cross-licensing agreement with International Business Machines Corporation ("IBM") that will extend for ten years. The agreement settled all patent infringement claims between IBM and the Company. Under the agreement, IBM will transfer ownership of various IBM patents to the Company. IBM will also make a balancing payment of $10 million during 2003. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements."

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company's business. Computer software technology is increasingly being protected by patents, and many companies, including

the Company, are developing patent positions for software innovations. It is unknown at the present time whether various patented software technology will be made generally available under licenses, or whether specific innovations will be held by their inventors and not made available to others. In many cases, it may be possible to employ software techniques that avoid the patents of others, but the possibility exists that some features needed to compete successfully in a particular segment of the software market may be unavailable or may require an unacceptably high cost via royalty arrangements. Patented software techniques that become de facto industry standards are among those that may raise costs or may prevent the Company from competing successfully in particular markets.

An inability to protect the Company's copyrights, trademarks, and patents, or to obtain current technical information or any required patent rights of others through licensing or purchase, all of which are important to success in the markets in which the Company competes, could significantly reduce the Company's revenues and adversely affect its results of operations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, cash and short-term investments totaled $506 million compared to $110.8 million and $119.8 million at December 31, 2001, and 2000. The improvement in cash and short-term investments in 2002 is due primarily to the receipt of $450 million from the Intel litigation, $13.4 million from the sale of its 3Dlabs stock, and $7.9 million from the sale of Creative stock. During 2002, the Company spent approximately $83.6 million to purchase 4,734,000 shares of its common stock under a stock repurchase program.

In August 2002, the Company terminated its secured credit agreement. (See the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for complete details of this credit agreement.) Due to its current cash position, the Company believes a general line of credit is unnecessary at this time.

In September 2002, in order to reduce the cost of issuing letters of credit, the Company established a credit line with Wells Fargo Bank to cover its outstanding letters of credit. This credit line is secured by $15 million of interest-bearing securities. Under this arrangement, the Company earns interest on the securities and withdrawal of securities is allowed, but the Company is required to maintain a level of securities sufficient to cover total outstanding letters of credit (which totaled $9.7 million at January 31, 2003).

The Company's average collection period for accounts receivable in 2002 was approximately 87 days, representing a slight decrease from the prior year. Approximately 70% of the Company's 2002 revenues were derived from international customers and the U.S. government, both of which traditionally have longer collection periods. Total U.S. government accounts receivable were $26.7 million at December 31, 2002 (compared with $27.7 million at December 31, 2001). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

During 2002, the Company reduced its debt under various floating rate arrangements to approximately $169,000 (see Note 7 of Notes to Consolidated Financial Statements). Due to the immaterial amount of debt at December 31, 2002, market risk of future increases in interest rates is not currently considered material.

The Company expects that capital expenditures will require $10 million to $12 million in 2003, primarily for the purchase of computer equipment. The Company does not anticipate significant non-operating events that will require the use of cash, with the exception of its stock repurchase program. In 2002, the stock repurchase program was extended to December 31, 2004, and funding was increased to $175 million. See the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for further discussion.

The Company's general financial condition improved in 2002, and it generated positive operating cash flow for the third consecutive year. The Company believes that the combination of existing cash balances and improved cash flow from operations will substantially exceed cash requirements for operations for 2003.

FOURTH QUARTER 2002

Revenue in fourth quarter was $122 million, down 8% from fourth quarter 2001. The Company earned net income of $90.1 million ($1.85 per share diluted) for the quarter, compared to net income of $11.9 million ($.23 per share diluted) in fourth quarter 2001. The revenue decline from the prior-year period was primarily due to a large one-time sale of third-party hardware in fourth quarter 2001. Despite the decline in revenue, the Company reported income from operations of $.01 per share diluted, compared to income from operations of $.03 per share diluted for fourth quarter 2001. The impact of the revenue decline was partially offset by a 13% decrease in cost of revenues. Gross margin improved from 46% of total revenues in 2001 to 49% in 2002, primarily from increased software content in the product mix. Operating expenses decreased 4% from the fourth quarter 2001 level. Fourth quarter 2002 operating results were impacted by the Intel patent litigation gain of $148.2 million and by other net expense of $4.5 million, including the $7 million write-down of a long-term investment. Fourth quarter 2001 operating results included gains on sales of assets of $5.9 million, primarily related to additional purchase price consideration on the sale of the Company's civil, plotting, and raster product lines to BSI, $3.9 million for settlement of the Micrografx convertible debenture, and $1.7 million for the sale of the Mentor Graphics warrant.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, which requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items (as previously required under Statement 4) and requires certain modifications to capital leases. The provisions related to the rescission of Statement 4 become effective for the Company in 2003, the provisions related to Statement 13 became effective for the Company for transactions occurring after May 15, 2002, and all other provisions of this statement became effective for financial statements issued after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a significant impact on its consolidated results of operations or financial position.

In July 2002, FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a significant impact on its consolidated results of operations or financial position.

On December 31, 2002, FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*, which amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The provisions of this Statement became effective for the Company for the year ended December 31, 2002. The Company does not expect the adoption of SFAS No. 148 to have a significant impact on its consolidated results of operations or financial position. See Note 12 of Notes to Consolidated Financial Statements for information regarding the Company's stock-based compensation plans.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management use judgments to make estimates and assumptions that affect the amounts reported in the financial statements. As a result, there is some risk that reported financial results could have been different had other methods, assumptions, and estimates been used.

The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity in preparing its consolidated financial statements.

Revenue Recognition

IMGS, ISG, and IPS derive a significant portion of revenue from contracts accounted for by the percentage-of-completion method with contractual terms generally fixed. The Company regularly reviews its progress on these contracts and reviews the estimated costs of fulfilling its obligations. If the Company does not accurately estimate the resources required or the scope of the work to be performed, or does not manage these contracts properly within the planned periods of time or satisfy its obligations under the contracts, then future revenue and margins may be significantly and negatively affected, or losses on existing contracts may need to be recognized. Any resulting reductions in revenues, margins, or contract losses could be material to the Company's results of operations.

Capitalized Software

The Company capitalizes certain costs incurred after the technological feasibility of new software products has been established and amortizes these costs on a straight-line basis once revenues begin to be generated by these products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition, or that products will have shorter lives. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations. During 2002, 2001, and 2000, the Company assessed projects in process and associated costs capitalized for any net realizable value concerns. Based on this assessment, the Company decided to cease further capitalization for certain projects and increase product development expense by $10.5 million, $8.6 million, and $3.9 million in 2002, 2001, and 2000, respectively.

Deferred Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Investment in Debt and Equity Securities

The Company holds minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and can have highly volatile share prices, and some of which are in non-publicly traded companies whose value is difficult to determine. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future.

Bad Debt Reserves

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. Though the Company believes it has adequately provided for any such declines in inventory value to date, any unanticipated change in technology could significantly affect the value of the Company's inventories and thereby adversely affect gross margins and results of operations. In addition, an inability of the Company to accurately forecast its inventory needs related to its warranty and maintenance obligations could adversely affect gross margin and results of operations.

Patent Litigation Gain

The Company accounted for the Intel settlement as a one-time event, net of applicable costs, and has received SEC staff concurrence with this financial statement presentation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Impact of Currency Fluctuations and Currency Risk Management

International markets, particularly Europe and Asia, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policy restrictions, worldwide political conditions, currency exchange fluctuations, and other factors.

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 2002, approximately 43% of the Company's revenue was derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currencies. These local currency revenues and expenses are translated into U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the U.S. dollar gross margin, and decrease reported U.S. dollar operating expenses of the international subsidiaries. A weaker U.S. dollar will have the opposite impact. The Company estimates that the weakening of the U.S. dollar in its international markets improved its results of operations by approximately $.04 per share (basic and diluted) in 2002. For 2001 and 2000, the Company estimated that the strengthening of the U.S. dollar adversely impacted its results of operations by approximately $.03 and $.08 per share (basic and diluted), respectively.

The Company estimates that the result of a uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in earnings of approximately $3 million for the year ended December 31, 2002. Likewise, a uniform 10% weakening in the value of the U.S. dollar would result in increased earnings of approximately $3 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, exchange rate fluctuations may also affect the volume of sales and foreign currency sales prices. The Company's estimation of the effects of changes in foreign currency exchange rates does not consider potential changes in sales levels or local currency prices. The Company's income statement exposure to currency fluctuations has declined successively over the past three years as the result of declining hardware sales in its international regions. See Note 15 of Notes to Consolidated Financial Statements for a summary of the Company's revenues by geographic area.

The Company conducts business in all major markets outside the United States, but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company's European and Canadian subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. See Note 1 of Notes to Consolidated Financial Statements for a description of the Company's policy for managing the currency risks associated with its international operations.

In 2002, the Company recorded a net foreign exchange gain of $277,000. In 2001 and 2000, the Company incurred net foreign exchange losses of $1.5 million and $3.9 million, respectively. The Company's exchange losses for 2001 and 2000 resulted primarily from the strengthening of the U.S. dollar against the Euro, particularly with respect to Euro-denominated intercompany receivables. The 2001 exchange loss also included approximately $715,000 in loss incurred as the result of subsidiary recapitalizations. Effective first quarter 2000, the Company ceased hedging any of its foreign currency risks. At December 31, 2002, the Company had no forward exchange contracts outstanding.

The Company estimates that a uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the currencies in which such intercompany receivables and loans are denominated at December 31, 2002, would not result in a significant loss or improvement in earnings. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. The Company's intercompany receivables have declined as the result of declining sales volumes, reducing the Company's currency exposure with respect to these items.

Euro Conversion On January 1, 1999, eleven member countries of the European Monetary Union ("EMU") fixed the conversion rates of their national currencies to a single common currency, the Euro. In September 2000, and with effect from January 1, 2001, Greece became the twelfth member of the EMU to adopt the Euro. Euro currency began to circulate on January 1, 2002, and the individual national currencies of the participating countries were withdrawn from circulation by February 28, 2002. All of the Company's financial systems currently accommodate the Euro, and since 1999, the Company has conducted business in Euros with its customers and vendors who chose to do so without encountering significant administrative problems. While the Company continues to evaluate the potential impacts of the common currency, at present it has not identified significant risks related to the Euro. The full Euro conversion in 2002 did not have a material impact on the Company's results of operations or financial condition, and to date, the conversion to one common currency has not impacted the Company's pricing in European markets.

See Notes 1 and 6 of Notes to Consolidated Financial Statements for further information related to management of currency risk.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31,	*2002*	*2001*
(In thousands, except share and per share amounts)		
Assets		
Cash and cash equivalents	$ 490,097	$ 99,773
Short-term investments	15,927	11,035
Total cash and short-term investments	506,024	110,808
Accounts receivable, net	152,187	158,873
Inventories, net	19,397	24,125
Other current assets	39,795	32,687
Total current assets	717,403	326,493
Investments in affiliates	20,700	20,654
Capitalized software development costs, net	29,830	24,209
Other assets, net	16,889	34,680
Property, plant, and equipment, net	50,818	51,974
Total Assets	$ 835,640	$ 458,010
Liabilities and Shareholders' Equity		
Trade accounts payable	$ 17,850	$ 22,897
Accrued compensation	31,541	31,693
Other accrued expenses	35,730	43,765
Billings in excess of sales	43,908	37,968
Income taxes payable	67,477	9,913
Short-term debt and current maturities of long-term debt	169	2,619
Total current liabilities	196,675	148,855
Deferred income taxes	16,260	2,573
Other noncurrent liabilities and long-term debt	995	3,843
Total noncurrent liabilities	17,255	6,416
Minority interest in consolidated subsidiaries	---	7,526
Shareholders' equity		
Common stock, par value $.10 per share – 100,000,000 shares authorized; 57,361,362 shares issued	5,736	5,736
Additional paid-in capital	206,888	210,748
Retained earnings	586,020	208,268
Accumulated other comprehensive loss	(659)	(20,603)
	797,985	404,149
Less - cost of treasury shares (11,198,767 at December 31, 2002, and 7,539,419 at December 31, 2001)	(176,275)	(108,936)
Total shareholders' equity	621,710	295,213
Total Liabilities and Shareholders' Equity	$ 835,640	$ 458,010

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	*2002*	*2001*	*2000*
(In thousands, except per share amounts)			
Revenues			
Systems	$287,999	$301,483	$426,791
Maintenance	121,513	125,305	160,456
Services	91,665	105,273	103,207
Total revenues	501,177	532,061	690,454
Cost of revenues			
Systems	146,525	153,790	266,147
Maintenance	55,162	66,367	87,793
Services	65,550	78,578	84,237
Total cost of revenues	267,237	298,735	438,177
Gross profit	233,940	233,326	252,277
Product development expenses	50,669	53,892	56,319
Sales and marketing expenses	96,689	96,258	118,402
General and administrative expenses	76,197	75,473	92,699
Restructuring charges (credits)	2,106	(384)	8,498
Income (loss) from operations	8,279	8,087	(23,641)
Patent litigation gain, net	440,623	---	---
Gains on sales of assets	17,214	11,243	49,546
Interest income	6,886	7,427	4,809
Interest expense	(219)	(1,793)	(4,031)
Other income (expense), net	(3,611)	3,954	(7,457)
Income before income taxes and minority interest	469,172	28,918	19,226
Income tax expense	(91,135)	(8,500)	(6,600)
Income before minority interest	378,037	20,418	12,626
Minority interest in earnings of consolidated subsidiaries	(285)	(476)	(2,531)
Net income	$377,752	$ 19,942	$ 10,095
Net income per share:			
Basic	$ 7.87	$ 0.40	$ 0.20
Diluted	$ 7.47	$ 0.39	$ 0.20
Weighted average shares outstanding:			
Basic	47,991	49,578	49,368
Diluted	50,536	51,620	49,855

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	*2002*	*2001*	*2000*
(In thousands)			
Cash Provided By (Used For):			
Operating Activities			
Net income	$ 377,752	$ 19,942	$ 10,095
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation	9,677	11,917	14,980
Amortization	15,535	14,307	18,906
Provision for losses on accounts receivable	3,851	1,348	5,507
Non-cash portion of restructuring charges	2,069	---	5,696
Noncurrent portion of deferred income taxes	13,695	(4,043)	(267)
Write-down of long-term investment	6,956	---	---
Write-down of convertible debenture	---	---	5,000
Gains on sales of assets	(17,214)	(11,243)	(49,546)
Net changes in current assets and liabilities	47,239	(7,759)	30,875
Net cash provided by operating activities	459,560	24,469	41,246
Investing Activities			
Net proceeds from sales of assets	34,368	12,734	38,362
Purchases of property, plant, and equipment	(10,713)	(9,675)	(7,244)
Purchases of short-term investments	(270,088)	(11,035)	---
Proceeds from short-term investments	266,654	---	---
Capitalized software development costs	(11,294)	(4,827)	(10,829)
Capitalized internal use software costs	(1,147)	(1,973)	(1,057)
Business acquisitions, net of cash acquired	(7,317)	(2,904)	---
Other	(451)	148	(3,349)
Net cash provided by (used for) investing activities	12	(17,532)	15,883
Financing Activities			
Gross borrowings	81	1,653	---
Debt repayment	(3,655)	(28,518)	(23,368)
Treasury stock repurchase	(83,588)	(1,875)	---
Proceeds of employee stock purchases and exercises of stock options	12,389	3,818	1,630
Net cash used for financing activities	(74,773)	(24,922)	(21,738)
Effect of exchange rate changes on cash	5,525	(2,090)	(4,056)
Net increase (decrease) in cash and cash equivalents	390,324	(20,075)	31,335
Cash and cash equivalents at beginning of year	99,773	119,848	88,513
Cash and cash equivalents at end of year	$ 490,097	$ 99,773	$119,848

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share amounts)	*Common Stock*	*Additional Paid-in Capital*	*Retained Earnings*	*Accumulated Other Comprehensive Income (Loss)*	*Treasury Stock*	*Total Shareholders' Equity*
Balance at January 1, 2000	$5,736	$216,943	$178,231	$ (5,506)	$(118,704)	$276,700
Comprehensive income (loss):						
Net income	—	—	10,095	—	—	10,095
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	—	(2,738)	—	—
Less: Net translation loss realized upon liquidation of subsidiary	—	—	—	252	—	—
Net foreign currency translation adjustments	—	—	—	(2,486)	—	(2,486)
Net unrealized holding losses on investments	—	—	—	(7,939)	—	(7,939)
Comprehensive loss	—	—	—	—	—	(330)
Issuance of 305,447 shares under employee stock purchase plan	—	(2,839)	—	—	4,452	1,613
Issuance of 3,250 shares upon exercise of stock options	—	(25)	—	—	42	17
Balance at December 31, 2000	5,736	214,079	188,326	(15,931)	(114,210)	278,000
Comprehensive income (loss):						
Net income	—	—	19,942	—	—	19,942
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	—	(1,385)	—	(1,385)
Net unrealized holding losses on investments	—	—	—	(3,287)	—	(3,287)
Comprehensive income	—	—	—	—	—	15,270
Repurchase of 195,000 shares of treasury stock	—	—	—	—	(1,875)	(1,875)
Issuance of 147,478 shares under employee stock purchase plan	—	(746)	—	—	2,143	1,397
Issuance of 344,555 shares upon exercise of stock options	—	(2,585)	—	—	5,006	2,421
Balance at December 31, 2001	5,736	210,748	208,268	(20,603)	(108,936)	295,213
Comprehensive income:						
Net income	—	—	377,752	—	—	377,752
Other comprehensive income:						
Foreign currency translation adjustments	—	—	—	9,366	—	9,366
Net unrealized holding gains on investments	—	—	—	22,724	—	22,724
Reclassification adjustments for gains included in net income	—	—	—	(12,146)	—	(12,146)
Comprehensive income	—	—	—	—	—	397,696
Repurchase of 4,734,100 shares of treasury stock	—	—	—	—	(83,588)	(83,588)
Tax benefits related to stock option plans	—	4,283	—	—	—	4,283
Issuance of 107,806 shares under employee stock purchase plan	—	(115)	—	—	1,630	1,515
Issuance of 966,946 shares upon exercise of stock options	—	(8,028)	—	—	14,619	6,591
Balance at December 31, 2002	$5,736	$206,888	$586,020	$ (659)	$(176,275)	$621,710

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation ("the Company" or "Intergraph") and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from the resolution currently anticipated by management and on which the financial statements are based.

The Company's operations are divided for operational and management purposes into four separate business segments, along with an Intellectual Property division ("IP") and a corporate oversight function ("Corporate"): Intergraph Process, Power & Offshore ("PPO"), Intergraph Mapping and Geospatial Solutions ("IMGS"), Intergraph Solutions Group ("ISG"), and Intergraph Public Safety, Inc. ("IPS"). See Note 15 for a description of these business segments.

The Company's products are sold worldwide, with the United States and Europe representing approximately 83% of total revenues for 2002.

Cash Equivalents and Short-Term Investments: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market preferred stocks, commercial paper, and U.S. government securities. The Company limits the amount of credit exposure from any single issuer of securities. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and short-term investments approximate their fair value. For purposes of financial statement presentation, investments with original maturities of three months or less are considered to be cash equivalents, and investments with original maturities of greater than three months but less than a year are considered to be short-term investments.

The Company's investments in debt securities are stated at a carrying value which approximates fair value and any unrealized holding gains and losses are reported as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets. At December 31, 2002, and 2001, the Company held various debt securities maturing within three months or less with fair market values of approximately $420.1 million and $37.3 million, respectively. For the same two periods, the Company's debt securities with maturities of greater than three months but less than a year were approximately $15.9 million and $11 million, respectively. Gross realized gains and losses on debt securities sold during the three-year period ended December 31, 2002, were not significant, and there were no unrealized holding gains or losses on debt securities at December 31, 2002, or 2001.

Inventories: Inventories are stated at the lower of average cost or market. The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. An inability of the Company to accurately forecast its inventory needs related to its warranty and maintenance obligations could adversely affect gross margin and results of operations. See Note 2 for a summary of inventory balances.

Other Current Assets: Other current assets reflected in the Company's consolidated balance sheets consist primarily of prepaid expenses, non-trade receivables, the current portion of notes receivable from sales of various non-core businesses and assets, refundable income taxes, and the Company's net current deferred tax asset. See Notes 11, 16, and 17 for a discussion of significant transactions affecting these components.

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable.

The Company's equity ownership in Bentley Systems, Inc. ("BSI") is approximately 34% at December 31, 2002. The Company does not account for its investment in BSI under the equity method due to a lack of significant influence. (See Note 16 for further discussion of the Company's business relationship with BSI.) The book value of the Company's investment in BSI was approximately $9.2 million at December 31, 2002, and 2001. The Company is unable to determine the fair value of this investment.

As a result of the acquisition of 3Dlabs Inc., Ltd. ("3Dlabs") by Creative Technology Ltd. ("Creative") during 2002 (in which the Company sold all of its shares of 3Dlabs stock), the Company now owns approximately 1.5 million shares of Creative common stock. At December 31, 2002, the Company's shares of Creative stock represented a 2% ownership, with a market value of $10.6 million. For complete details of the Company's July 2000 sale of its Intense3D graphics accelerator division to 3Dlabs and all subsequent related events, see Note 17.

Capitalized Software Development Costs: Product development costs are charged to expense as incurred; however, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility of the product has been established. Such capitalized costs are amortized on a straight-line basis over a period of two to three years. Amortization of these capitalized costs, included in "Cost of revenues - Systems" in the consolidated statements of income, amounted to $5.8 million in 2002, $4.2 million in 2001, and $9.2 million in 2000.

Although the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition. Should this occur, the net realizable value of capitalized development costs would decline, producing adverse effects on systems cost of revenues and results of operations. Due to net realizable value concerns, the Company did not capitalize product development expenses of $10.5 million, $8.6 million, and $3.9 million in 2002, 2001, and 2000, respectively, for costs normally eligible for capitalization. Accumulated amortization (net of certain fully amortized projects) in the consolidated balance sheets at December 31, 2002, and 2001, was $14.6 million and $8.8 million, respectively.

In October 2000, the Company entered into a research services agreement to develop an advanced, next-generation shipbuilding software product for the design of commercial and military vessels. The agreement allows for two years of cost funding by the customer to bring the software to commercial release. The terms include a 15% escrow of consulting work until release of product to the customer, sliding scale royalty payable to the customer on future sales of software by the Company, and customer commitment to purchase and pay maintenance on a minimum number of software seats. The Company will retain the intellectual property rights of the software. The agreement was amended in 2002 to waive the 15% escrow of consulting work until release of product and the escrow accumulated to date was paid. The 2002 amendment includes a commitment to spend $3 million in total on services with the customer over two years from the date of software handover, which is expected to occur in second quarter 2003. Services revenues and costs related to the agreement totaled approximately $2.9 million and $1.8 million, respectively, for 2002, and $2.8 million and $1.9 million, respectively, for 2001. Research and development expenses incurred prior to the agreement totaling approximately $9.7 million were capitalized and are included as a component of "Capitalized software development costs" in the consolidated balance sheets at December 31, 2002, and 2001.

Other Assets: Other assets reflected in the Company's consolidated balance sheets consist primarily of purchased software and intellectual property rights (see Notes 4 and 17).

Property, Plant, and Equipment: Expenditures for property, plant, and equipment are capitalized at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. See Note 5 for a summary of property, plant, and equipment balances.

Other Noncurrent Liabilities and Long-Term Debt: Other noncurrent liabilities reflected in the Company's consolidated balance sheets consist primarily of accruals for excess building space and a deferred gain on the sale and leaseback of a European office building. See Note 7 for a discussion of the Company's debt.

Minority Interest: Effective October 1, 2002, the Company purchased the 40% ownership interest held by Zeiss for approximately $6 million in cash and the transfer of certain reconnaissance camera assets. Z/I Imaging's assets, liabilities, and results of operations are included in the Company's consolidated financial statements as a component of the IMGS business segment. Zeiss' former minority interest in the earnings and equity of this subsidiary is reflected as "Minority interest in earnings of consolidated subsidiaries" and "Minority interest in consolidated subsidiaries," respectively, in the Company's consolidated statements of income and balance sheets. See Note 16 for a discussion of transactions between Z/I Imaging and Zeiss.

Treasury Stock: Treasury stock is accounted for by the cost method. Treasury stock activity for the three-year period ended December 31, 2002, (consisting of stock option exercises, purchases of stock by employees under the Company's stock purchase plan, and the purchase of shares for the treasury) is presented in the consolidated statements of shareholders' equity.

During 2002, the Company's Board of Directors (the "Board") increased the funding for the existing stock repurchase plan from $30 million to $175 million. The plan may be suspended at any time and terminates on December 31, 2004. During 2002, the Company purchased approximately 4.7 million shares of its outstanding common stock. During 2001, the Company purchased approximately 195,000 shares. Total expenditures during 2002 and 2001 under this plan were approximately $83.6 million and $1.9 million, respectively.

Revenue Recognition: The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* ("SAB 101"), and Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"). SAB 101 and SOP 97-2 outline basic criteria that must be met prior to the recognition of revenue, including persuasive evidence of a sales arrangement, delivery of products and performance of services, a fixed and determinable sales price, and reasonable assurance of collection. For revenue recognition purposes, the Company considers persuasive evidence of a sales arrangement to be receipt of a signed contract or purchase order.

SAB 101 became effective in fourth quarter 2000 for the Company. Upon implementation of SAB 101, the Company changed its method of revenue recognition for certain of its product sales, specifically those for which transfer of title occurs upon delivery to the customer. Historically, the Company has recognized revenues for its systems sales with no significant post-shipment obligations upon shipment to the customer, with any post-shipment costs accrued at that time. To comply with the provisions of SAB 101, the Company now recognizes revenues on such sales based upon estimated delivery times, generally less than five days after shipment, for the equipment and/or software shipped. This accounting change did not materially impact the Company's reported revenues and results of operations for the full year 2000.

Revenues on systems sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale. The total amount of revenues to be earned under contracts accounted for by the percentage-of-completion method are generally fixed by contractual terms. The Company regularly reviews its progress on these contracts and revises the estimated costs of fulfilling its obligations. Due to uncertainties inherent in the estimation process, it is possible that completion costs will be further revised on some of these contracts, which could delay revenue recognition and decrease the gross margin to be earned. Any losses identified in the review process are recognized in full in the period in which determined.

Multiple element software sale arrangements are identified by the Company's contracts personnel and accounted for based upon the relative fair value of each element. Revenue is not recognized on any element of a sale arrangement if undelivered elements are essential to the functionality of delivered elements.

Revenues from certain contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts.

Maintenance and services revenues are recognized ratably over the lives of the maintenance contracts or as services are performed.

Amounts billed to customers for shipping and handling costs are classified as revenues in the consolidated statements of income with the associated costs included as a component of cost of revenues.

Billings may not coincide with the recognition of revenue. Unbilled accounts receivable occur when revenue recognition precedes billing to the customer, and arise primarily from commercial sales with predetermined billing schedules, U.S. government sales with billing at the end of a performance period, and U.S. government cost-plus award fee contracts. Billings in excess of sales occur when billing to the customer precedes revenue recognition, and arise primarily from maintenance revenue billed in advance of performance of the maintenance activity and systems revenue recognized on the percentage-of-completion method.

Foreign Currency Exchange and Translation: Local currencies were the functional currencies for the Company's European and Canadian subsidiaries in 2002. The U.S. dollar was the functional currency for all other international subsidiaries in 2002. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency are included in "Other income (expense), net" in the consolidated statements of income. Net exchange gains totaled $277,000 in 2002, compared to net exchange losses of $1.5 million in 2001 and $3.9 million in 2000. Translation gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into U.S. dollars are included as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets.

Derivative Financial Instruments: The Company's policy is to recognize all derivative financial instruments as either assets or liabilities on the balance sheet and measure the instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship involved. The designations for such derivative instruments, based on the exposure being hedged, are fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Any net results of effective hedging relationships are presented in the income statement line item associated with the hedged item.

At December 31, 2002, 2001, and 2000, the Company had no freestanding or embedded derivatives.

Stock-Based Compensation Plans: The Company maintains a stock purchase plan and two fixed stock option plans for the benefit of its employees and directors. Under the stock purchase plan, employees purchase stock of the Company at 85% of the closing market price of the Company's stock as of the last pay date of each calendar month. No compensation expense is recognized for the difference in price paid by employees and the fair market value of the Company's stock at the date of purchase.

Under the fixed stock option plans, stock options may be granted to employees and directors at exercise prices that are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Compensation expense, equal to the difference in exercise price and fair market value on the date of grant, is recognized over the vesting period for options granted at less than fair market value.

In accordance with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to apply Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans during the three-year period ended December 31, 2002. Had the Company

accounted for its stock-based compensation plans based on the fair value of awards at grant date consistent with the methodology of SFAS 123, the Company's reported net income and income per share for each of the three years would have been impacted as indicated below. The effects of applying SFAS 123 on a pro forma basis for the three-year period ended December 31, 2002, are not likely to be representative of the effects on reported pro forma net income for future years as options vest over several years and as it is anticipated that additional grants will be made in future years.

Year Ended December 31,		*2002*	*2001*	*2000*
(In thousands except per share amounts)				
Net income	As reported	$377,752	$19,942	$10,095
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards		(3,147)	(3,318)	(2,695)
	Pro forma	$374,605	$16,624	$ 7,400
Diluted income per share	As reported	$ 7.47	$ 0.39	$ 0.20
	Pro forma	$ 7.41	$ 0.32	$ 0.15

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities (see Note 11).

Net Income Per Share: Basic income per share is computed using the weighted average number of common shares outstanding. Diluted income per share is computed using the weighted average number of common and equivalent common shares outstanding. Employee stock options are the Company's only common stock equivalent and are included in the calculation only if dilutive. For the years ended December 31, 2002, 2001, and 2000, these dilutive shares were 2,545,000, 2,042,000, and 487,000, respectively (see Note 12).

Comprehensive Income (Loss): Comprehensive income (loss) includes net income as well as all other non-owner changes in equity. With respect to the Company, such non-owner equity items include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive income or loss for each year in the three-year period ended December 31, 2002, is displayed in the consolidated statements of shareholders' equity and in Note 9.

Reclassifications: Certain reclassifications have been made to 2001 and 2000 amounts to provide comparability with the current year presentation.

NOTE 2 - INVENTORIES

Inventories at December 31, 2002, and 2001, are summarized as follows (in thousands):

December 31,	*2002*	*2001*
Raw materials	$ 7,011	$ 7,076
Work-in-process	877	1,952
Finished goods	5,436	9,245
Spares	6,073	5,852
Totals	$19,397	$24,125

Inventories on hand at December 31, 2002, and 2001, relate primarily to continuing specialized hardware assembly activity in the Company's IMGS and ISG business segments, and to the Company's continuing warranty and maintenance obligations on computer hardware previously sold.

Amounts currently reflected as work-in-process relate primarily to sales contracts accounted for under the percentage-of-completion method.

NOTE 3 - ACCOUNTS RECEIVABLE

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. During the two years ended December 31, 2002, the Company experienced no significant losses related to trade receivables from individual customers or from groups of customers in any geographic area in any business segment.

Revenues from the U.S. government were approximately $136.9 million, $143 million, and $132.4 million in 2002, 2001, and 2000, respectively, representing approximately 27% of total revenue in 2002, and 27% and 19% of total revenue in 2001 and 2000, respectively. Accounts receivable from the U.S. government totaled approximately $26.7 million and $27.7 million at December 31, 2002, and 2001, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 80% of the Company's 2002 federal government revenue was earned under long-term contracts.

Accounts receivable include unbilled amounts of $41.1 million and $50.7 million at December 31, 2002, and 2001, respectively. These amounts include amounts due under long-term contracts of approximately $23.8 million and $33.4 million at December 31, 2002, and 2001, respectively. Accounts receivable also include retainages of approximately $2.8 million and $5.1 million at December 31, 2002, and 2001, respectively.

The Company maintained reserves for uncollectible accounts, included in "Accounts receivable, net" in the consolidated balance sheets at December 31, 2002, and 2001, of $15.4 million and $13 million, respectively.

NOTE 4 - INTANGIBLE ASSETS

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, in first quarter 2002. The Company currently reviews all intangible assets on a quarterly basis, and the adoption of this statement did not impact the Company's financial statements. The Company's intangible assets include capitalized software development costs (included as a separate line in the consolidated balance sheets and discussed in Note 1) and other intangible assets (included in "Other assets, net" in the consolidated balance sheets).

At December 31, 2002, and 2001, the Company's intangible assets and related accumulated amortization consisted of the following (in thousands):

	2002			*2001*		
	Gross	*Accumulated Amortization*	*Net*	*Gross*	*Accumulated Amortization*	*Net*
Capitalized software development	$44,417	$(14,587)	$29,830	$32,982	$ (8,773)	$24,209
Other intangible assets	44,988	(32,522)	12,466	43,787	(23,174)	20,613
Totals	$89,405	$(47,109)	$42,296	$76,769	$(31,947)	$44,822

The Company recorded amortization expense of $15.5 million and $14.3 million for the years ended December 31, 2002, and 2001, respectively. Based on the current intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: $16 million in 2003, $10 million in 2004, $7 million in 2005, $4 million in 2006, and $4 million in 2007.

NOTE 5 - PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2002, and 2001, are summarized as follows (in thousands):

December 31,	*2002*	*2001*
Land and improvements (15-30 years)	$ 8,291	$ 7,565
Buildings and improvements (30 years)	76,621	76,010
Equipment, furniture, and fixtures (3-8 years)	80,258	98,870
	165,170	182,445
Allowances for depreciation	(114,352)	(130,471)
Totals	$ 50,818	$ 51,974

NOTE 6 - FINANCIAL INSTRUMENTS

Information related to the Company's financial instruments, other than cash equivalents and stock investments in less-than-50%-owned companies, is summarized below.

Short-term Debt: At December 31, 2002, the Company had $169,000 in short-term debt. This debt was repaid in January 2003.

Convertible Debenture: As part of the proceeds of the April 1999 sale of its InterCAP subsidiary to Micrografx, Inc. ("Micrografx"), the Company received a $5.8 million convertible subordinated debenture due on March 31, 2002. In fourth quarter 2000, the Company recorded a $5 million write-down of the value of this debenture due to financial and operational difficulties being experienced by Micrografx. The Company wrote off the remaining $797,000 of the debenture in first quarter 2001 to reflect the continuing financial and operational difficulties being experienced by Micrografx. The 2001 and 2000 write-offs are included in "Other income (expense), net" in the 2001 and 2000 consolidated statements of income, respectively.

On October 31, 2001, Corel Corporation, a Canadian software company, purchased Micrografx. In order to facilitate this purchase, the Company agreed to accept $3.8 million, plus accrued interest of $485,000, for complete settlement of its convertible subordinated debenture.

Stock Warrant: As part of the proceeds of the October 1999 sale of its VeriBest business segment, the Company received a warrant to purchase 500,000 shares of the common stock of Mentor Graphics at a price of $15 per share. At December 31, 2000, the Company's $300,000 estimated value of the warrant was included in "Investments in affiliates" in the consolidated balance sheet. This value was determined using the Black-Scholes option pricing model as of the date of sale of VeriBest. The Company sold the warrant to Mentor Graphics for $2 million in October 2001. A gain of $1.7 million was recognized on the sale and recorded as a component of "Other income (expense), net" in the 2001 consolidated statement of income.

Forward Exchange Contracts: At December 31, 2002, and 2001, the Company had no forward exchange contracts outstanding. The Company is not currently hedging any of its foreign currency risks.

NOTE 7 - DEBT AND LEASES

Short- and long-term debt is summarized as follows:

December 31,	*2002*	*2001*
(In thousands)		
Revolving credit agreement and term loan	$ ---	$ 424
Australian term loan	---	255
Long-term mortgages	---	826
Other secured debt	---	65
Short-term credit facilities	169	2,163
Total debt	169	3,733
Less amounts payable within one year	(169)	(2,619)
Total long-term debt	$ ---	$ 1,114

In 2002, the Company reduced its total debt by $3.6 million. In August 2002, the Company terminated its fixed-term loan and revolving credit agreement. (See the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for complete details of this credit agreement.) At December 31, 2001, the $3.7 million carrying amount of the Company's floating rate debt approximated fair market values since interest rates on the debt adjusted periodically to reflect changes in market rates of interest.

In September 2002, in order to reduce the cost of issuing letters of credit, the Company established a credit line with Wells Fargo Bank to cover its outstanding letters of credit. This credit line is secured by $15 million of interest-bearing securities. Under this arrangement, the Company earns interest on the securities and withdrawal of securities is allowed, but the Company is required to maintain a level of securities sufficient to cover total outstanding letters of credit (which were $9.7 million at January 31, 2003).

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was approximately $16.8 million in 2002, $18.3 million in 2001, and $21.6 million in 2000. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

	Operating Lease Commitments
(In thousands)	
2003	$12,118
2004	8,077
2005	4,982
2006	3,176
2007	2,631
Thereafter	21,033
Total future minimum lease payments	$52,017

NOTE 8 - SUPPLEMENTARY CASH FLOW INFORMATION

Changes in current assets and liabilities, net of the effects of business acquisitions and divestitures, in reconciling net income to net cash provided by operations are as follows:

Year Ended December 31,	*2002*	*2001*	*2000*
(In thousands)			
(Increase) decrease in:			
Accounts receivable	$ 10,536	$ 15,409	$ 61,627
Inventories	3,601	352	9,837
Other current assets	(10,597)	12,330	(1,972)
Increase (decrease) in:			
Trade accounts payable	(5,301)	(11,690)	(14,470)
Accrued compensation and other accrued expenses	(12,876)	(18,940)	(10,770)
Income taxes payable	57,775	2,425	3,015
Billings in excess of sales	4,101	(7,645)	(16,392)
Net changes in current assets and liabilities	$ 47,239	$ (7,759)	$ 30,875

Cash payments for income taxes were approximately $20.8 million, $8.3 million, and $8.8 million in 2002, 2001, and 2000, respectively. Cash payments for interest in those years totaled approximately $338,000, $2 million, and $4.1 million, respectively.

Significant non-cash investing and financing transactions in 2002 include a $27.3 million favorable mark-to-market adjustment on the Company's investment in 3Dlabs, offset by a reclassification adjustment of $16.6 million upon the sale of its investment in 3Dlabs stock. (See Note 9 for additional details on comprehensive income.) In addition, in second quarter 2002, the Company sold its shares in 3Dlabs to Creative, receiving Creative stock valued at $26.8 million as partial consideration.

Significant non-cash investing and financing transactions in 2001 included the receipt of common stock with a value of approximately $10 million as additional consideration (and in satisfaction of the receivable included in the December 31, 2000, consolidated balance sheet) for the sale of the Company's Intense3D graphics accelerator division, offset by a $2.7 million unfavorable mark-to-market adjustment. The mark-to-market adjustment is included in "Accumulated other comprehensive loss" in the December 31, 2001, consolidated balance sheet. Also included in 2001 is a $10.1 million increase to a note receivable as additional consideration for the fourth quarter 2000 sale of its civil, plotting, and raster product lines.

Significant non-cash investing and financing transactions in 2000 included the termination of a long-term lease on one of the Company's facilities. The Company accounted for this lease as a financing lease and, upon termination, long-term debt of $8.3 million and property, plant, and equipment of $6.5 million were removed from the Company's books. Also during 2000, the Company's Intense 3D graphics accelerator division was sold for initial consideration of $11.2 million paid in common stock of the acquirer and a receivable of $8.6 million (included in "Other current assets" in the December 31, 2000, consolidated balance sheet) for additional consideration earned through the end of 2000. During the second half of 2000, a $7.9 million unfavorable mark-to-market adjustment was recorded on the stock received in this transaction and is included in "Accumulated other comprehensive loss" in the December 31, 2000, consolidated balance sheet. Other significant non-cash investing and financing transactions in 2000 included the sales of product lines and a subsidiary in part for long-term notes receivable totaling approximately $13.7 million.

See Note 17 for further details regarding the Company's acquisitions and divestitures during the three-year period ended December 31, 2002.

NOTE 9 - COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is as follows (in thousands):

Year Ended December 31,	*2002*	*2001*	*2000*
Net income	$377,752	$19,942	$10,095
Unrealized holding gains (losses) arising during the period	22,724	(3,287)	(7,939)
Reclassification adjustment for gains included in net income	(12,146)	---	---
Translation adjustment for financial statements denominated in a foreign currency	9,366	(1,385)	(2,486)
Comprehensive income (loss)	$397,696	$15,270	$ (330)

The 2002 unrealized holding gains (losses) are shown net of $2.4 million in taxes. There was no income tax effect related to the items included in other comprehensive income (loss) for 2001 or 2000. See Note 11 for details of the Company's tax position, including its net operating loss carryforwards and policy for reinvestment of subsidiary earnings.

NOTE 10 - RESTRUCTURING CHARGES

In 2002, the Company recorded $2.1 million in restructuring charges as a result of combining the Utilities & Communications business with the IMGS division. In 2001, the Company reversed severance liabilities of $384,000 for its 2000 restructuring plan. The Company recorded restructuring charges of $13.2 million in 2000 (including inventory write-downs reflected in "Cost of revenues - Systems" and "Cost of revenues - Maintenance" of $4.5 million and $210,000, respectively). For a complete description of these charges, see "Restructuring Charges" included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

NOTE 11 - INCOME TAXES

The components of income before income taxes and minority interest are as follows:

Year Ended December 31,	*2002*	*2001*	*2000*
(In thousands)			
U.S.	$463,487	$18,010	$14,138
International	5,685	10,908	5,088
Income before income taxes and minority interest	$469,172	$28,918	$19,226

Income tax benefit (expense) consists of the following:

Year Ended December 31,	*2002*	*2001*	*2000*
(In thousands)			
Current benefit (expense):			
Federal	$ (64,797)	$ (2,008)	$ (3,330)
State	(15,809)	(387)	(597)
International	(1,828)	(6,028)	(3,430)
Total current	(82,434)	(8,423)	(7,357)
Deferred benefit (expense):			
Federal	(6,665)	(103)	389
State	(1,064)	(9)	38
International	(972)	35	330
Total deferred	(8,701)	(77)	757
Total income tax expense	$ (91,135)	$ (8,500)	$ (6,600)

Deferred income taxes included in the Company's consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,	*2002*	*2001*
(In thousands)		
Current Deferred Tax Assets (Liabilities):		
Inventory reserves	$ 8,882	$ 5,310
Vacation pay and other employee benefit accruals	3,923	5,619
Other financial statement reserves, primarily allowances for doubtful accounts and warranty	5,519	9,801
Profit on uncompleted sales contracts	(827)	(1,220)
Other current tax assets and liabilities, net	3,452	261
	20,949	19,771
Less asset valuation allowance	(12,934)	(16,742)
Total net current asset[1]	8,015	3,029
Noncurrent Deferred Tax Assets (Liabilities):		
Net operating loss and tax credit carryforwards:		
U.S. federal and state	---	86,096
International operations	21,229	19,955
Depreciation	(5,350)	(5,595)
Capitalized software development costs	(11,833)	(8,173)
Other noncurrent tax assets and liabilities, net	(3,142)	(191)
	904	92,092
Less asset valuation allowance	(17,164)	(94,665)
Total net noncurrent liability	(16,260)	(2,573)
Net deferred tax asset (liability)	$ (8,245)	$ 456

(1) Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets decreased by $81.3 million primarily due to the utilization of U.S. net operating loss and tax credit carryforwards. The valuation allowance for 2002 consists primarily of reserves against the deferred tax assets of international operations. If realized, these reserved tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 2002, the Company had international net operating loss carryforwards of approximately $66 million that expire as follows:

December 31, 2002	*International Net Operating Loss Carryforwards*
(In thousands)	
Expiration:	
3 years or less	$ 9,600
4 to 5 years	7,500
6 to 10 years	900
Unlimited carryforward	48,000
Total	$66,000

A reconciliation from income tax expense at the U.S. federal statutory tax rate of 35% to the Company's income tax expense is as follows:

Year Ended December 31,	*2002*	*2001*	*2000*
(In thousands)			
Income tax expense at federal statutory rate	$(164,210)	$(10,121)	$(6,729)
Tax effect of U.S. tax loss carried forward	71,670	2,619	8,056
Tax effect of U.S. tax credits carried forward	10,882	---	---
State income taxes, net of federal tax benefit	(10,276)	(257)	(363)
Tax effects of international operations, net	(809)	(1,844)	(5,667)
Prior year taxes	---	---	(311)
Other, net	1,608	1,103	(1,586)
Income tax expense	$ (91,135)	$ (8,500)	$(6,600)

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 2002, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $38 million. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2.9 million would be payable if all previously unremitted earnings as of December 31, 2002, were remitted to the U.S. company.

NOTE 12 - STOCK-BASED COMPENSATION PLANS

The Intergraph Corporation 2002 Stock Option Plan was approved by shareholders in May 2002. Under this plan, the Company reserved a total of 2,000,000 shares of common stock to grant as options to key employees. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 25% per year, with full vesting on the fourth anniversary date of the grant. Options to purchase 90,000 shares of the Company's common stock were granted in 2002. At December 31, 2002, 1,910,000 shares were available for future grants.

The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under this plan, the Company reserved a total of 5,000,000 shares of common stock to grant as options to key employees. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable two years from the date of grant and vest at a rate of 25% per year from that point, with full vesting on the fifth anniversary date of the grant. Options to purchase 20,000, 245,000, and 2,770,000 shares of the Company's common stock were granted in 2002, 2001, and 2000, respectively, under this plan. During 2002, 592,124 shares expired, and at December 31, 2002, there were no shares available for future grants.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved by shareholders in May 1998. The Company has reserved a total of 250,000 shares of common stock to grant as options under this plan. The exercise price of each option granted is the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 33% per year from that point, with full vesting on the third anniversary date of the grant. Upon approval of this plan, members of the Board who were not otherwise employed by the Company were granted options to purchase 3,000 shares of the Company's common stock. Any new non-employee director is similarly granted an option to purchase 3,000 shares of common stock upon his or her first election to the Board. At each annual meeting of shareholders, each non-employee director re-elected to the Board is granted an option to purchase an additional 1,500 shares of the Company's common stock. Options to purchase 10,500, 9,000, and 9,000 shares of the Company's common stock were granted in 2002, 2001, and 2000, respectively, under this plan. At December 31, 2002, 205,000 shares were available for future grants.

Under the 2000 Intergraph Corporation Employee Stock Purchase Plan, 3,000,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 2000. In order to purchase stock, each participant may have up to 10% of his or her pay (not to exceed $25,000 in any offering period) withheld through payroll deductions. All full-time employees of the Company are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 107,806, 147,478, and 305,447 shares of stock in 2002, 2001, and 2000, respectively, under the 2000 and predecessor plans. At December 31, 2002, 2,578,363 shares were available for future purchases.

Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1 year after vest date in 2002 (1.09 years in 2001 and 1.38 years in 2000) and 81% expected volatility for the market price of the Company's stock in 2002 (73% in 2001 and 60% in 2000). Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk-free rates of return were determined separately for each of the serial vesting periods of the options and ranged from .92% to 4.47% in 2002, 3.32% to 4.57% in 2001, and 6.03% to 6.37% in 2000.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because the subjectivity of assumptions can materially affect estimates of fair value, the Company believes the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Shares issued under the Company's stock purchase plan were valued at the difference between the market value of the stock and the discounted purchase price of the shares on the date of purchase. The date of grant and the date of purchase coincide for this plan.

The weighted average grant date fair values of options granted to employees under all stock option plans during 2002, 2001, and 2000 were $9.62, $6.92, and $3.14, respectively. During 2002, options were granted under these plans at exercise prices equal to the market value of the Company's stock on the date of grant.

Activity in the Company's fixed stock option plans for each year in the three-year period ended December 31, 2002, is summarized as follows:

	2002		*2001*		*2000*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	4,635,393	$ 6.44	5,453,510	$ 6.29	3,550,296	$7.46
Granted:						
Price equal to market value	120,500	16.99	254,000	11.81	2,744,000	5.57
Price less than market value	---	---	---	---	25,000	5.56
Price greater than market value	---	---	---	---	10,000	5.56
Exercised	(966,946)	6.82	(344,555)	6.85	(3,250)	5.38
Forfeited	(61,562)	5.68	(727,562)	6.85	(872,536)	8.77
Outstanding at end of year	3,727,385	$ 6.72	4,635,393	$ 6.44	5,453,510	$6.29
Exercisable at end of year	1,192,260	$ 6.88	1,112,337	$ 7.88	1,223,023	$8.62

Further information relating to stock options outstanding at December 31, 2002, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number*	*Weighted Average Exercise Price*
$ 5.063 to $ 5.813	2,967,712	6.97 years	$ 5.50	799,587	$ 5.43
$ 5.875 to $ 9.000	170,811	4.38 years	7.90	160,311	8.03
$ 9.250 to $12.700	443,362	5.53 years	11.29	232,362	11.06
$14.000 to $19.080	145,500	9.43 years	16.48	---	---
	3,727,385	6.78 years	$ 6.72	1,192,260	$ 6.88

NOTE 13 - EMPLOYEE BENEFIT PLANS

The Intergraph Corporation Stock Bonus Plan ("Stock Bonus Plan") was established in 1975 to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Stock Bonus Plan to qualify it as an employee stock ownership plan (ESOP). The Company made contributions to the Stock Bonus Plan in amounts determined at the discretion of the Board, and the contributions were funded with Company stock. Amounts were allocated to the accounts of participants based on compensation.

In December 2000, the Board resolved to terminate the Stock Bonus Plan effective for the plan year ending December 31, 2000, and to amend the Intergraph Corporation SavingsPlus Plan ("SavingsPlus Plan") to permit the Company to make discretionary profit sharing contributions to it. During 2002, the Company received a favorable determination letter from the Internal Revenue Service and a "no action" letter from the Securities and Exchange Commission. Upon receipt of both favorable responses, each Stock Bonus Plan participant was entitled to receive a lump sum distribution of their account balance (subject to income tax liability and withholdings) or to rollover the account balance into an Individual Retirement Account or other qualified plan. The distribution of Stock Bonus Plan assets commenced on May 16, 2002, for a period of four months, and expired on September 16, 2002. The lost participants' shares and remaining cash were transferred to a trust fund held by a Trustee effective December 31, 2002. As of December 31, 2002, there were 415 lost participants with account balances in the Stock Bonus Plan, including ownership of approximately 33,000 shares of Intergraph common stock.

In 1990, the Company established the SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. As of January 1, 2003, employees may elect to contribute up to 25% of their compensation to the SavingsPlus Plan, up from the previous limit of 15%. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Cash contributions by the Company to the SavingsPlus Plan were $3 million, $2.6 million, and $3.4 million, in 2002, 2001, and 2000, respectively.

The Company maintains various retirement benefit plans for the employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. The Company's contributions to these plans totaled approximately $3.2 million, $3 million, and $2.4 million in 2002, 2001, and 2000, respectively.

NOTE 14 - SHAREHOLDER RIGHTS PLAN

On March 4, 2002, the Board approved an amendment to the Shareholder Rights Plan that was previously adopted on August 25, 1993. As part of this plan, the Board declared a distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $65, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or

commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company's assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company's common stock. The Rights are subject to redemption at the option of the Board at a price of $.01 per Right until the occurrence of certain events, and are exchangeable for the Company's common stock at the discretion of the Board under certain circumstances. The Rights expire on March 5, 2012.

NOTE 15 - SEGMENT INFORMATION

Over the past three years the Company has reorganized into four business segments, along with an intellectual property division and a corporate oversight function. The four core business segments consist of PPO, IMGS, ISG, and IPS. The Company's reportable segments are strategic business units that are organized by the types of products sold and the specific markets served. The presentation below provides business segment information based on the Company's current business structure.

PPO supplies integrated lifecycle software solutions for the design, construction, and operation of process and power plants, offshore rigs, and ships. This division offers a breadth and depth of applications that span shipbuilding, plant design and visualization, materials procurement and management, plant operation, and engineering information management.

IMGS segment results now include the results of Z/I Imaging and Utilities and Communications. IMGS is a leading geospatial solutions provider for the following markets: local, state, federal, and national government (including military); transportation; utilities; communications; remote sensing and photogrammetry; mapping; and civil aviation. In October 2002, Intergraph purchased the remaining 40% minority interest in its Z/I Imaging segment. At the completion of the transaction, Z/I Imaging became an Intergraph wholly owned subsidiary and was combined with IMGS. In addition, in a corporate restructuring, the former IPS Utilities and Communication division was combined into IMGS.

ISG provides specially developed software and hardware, commercial off-the-shelf products, and professional services to federal, state, and local governments worldwide, as well as to commercial customers.

IPS develops computer graphics-based systems designed for public safety agencies, commercial fleet operations, campus, military base, and airport security. IPS systems are complete, integrated solutions for command and control, deployment, tracking, information gathering, analysis, and records management.

Intergraph has created IP, an intellectual property division, to maximize the value of the Company's portfolio of patents, copyrights, and trademarks. This division has the responsibility of managing all aspects of the Company's intellectual property with the goal of identifying, protecting, and profiting from its intellectual capital.

The Corporate segment includes revenues and costs for Teranetix (a provider of computing support and hardware integration services), international hardware maintenance, and general corporate functions. Operating expenses for Corporate consist of general corporate expenses, primarily general and administrative expenses remaining after charges to the business segments based on usage of administrative services. Corporate also includes the remainder of the Middle East operations, portions of which were sold in 2001 (with the sale of the remaining portion closing in April 2002, effective October 2001).

The Company evaluates the business segments' performance based on revenue and income (loss) from operations. The accounting policies of the reportable segments are consistent across segments and are the same as those described for the Company as a whole in Note 1. Sales between the business segments are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar property to similarly situated unrelated buyers.

The following table sets forth revenues and operating income (loss) before restructuring charges for the Company's 2002, 2001, and 2000 reportable segments, together with supplementary information related to depreciation and amortization expense attributable to the business segments. Certain reclassifications of the results of Z/I Imaging, Utilities and Communications, and IP have been made to the 2001 and 2000 segment information to provide comparability with 2002.

Year Ended December 31,	*2002*	*2001*	*2000*
(In thousands)			
Revenues:			
PPO:			
Unaffiliated customers	$120,321	$110,915	$ 114,663
Intersegment revenues	3,763	5,563	9,007
	124,084	116,478	123,670
IMGS:			
Unaffiliated customers	187,140	211,268	249,411
Intersegment revenues	7,932	11,436	22,620
	195,072	222,704	272,031
ISG:			
Unaffiliated customers	122,375	127,492	143,587
Intersegment revenues	4,614	6,646	15,912
	126,989	134,138	159,499
IPS:			
Unaffiliated customers	61,147	60,928	51,508
Intersegment revenues	2,447	18	423
	63,594	60,946	51,931
IP:			
Unaffiliated customers	100	---	---
Intersegment revenues	---	---	---
	100	---	---
Corporate:			
Unaffiliated customers	10,094	21,458	131,285
Intersegment revenues	3,046	12,343	53,665
	13,140	33,801	184,950
	522,979	568,067	792,081
Eliminations	(21,802)	(36,006)	(101,627)
Total revenues	$501,177	$532,061	$ 690,454

Year Ended December 31,	*2002*	*2001*	*2000*
(In thousands)			
Operating income (loss) before restructuring charges:			
PPO	$ 18,979	$ 6,799	$ 9,899
IMGS	(1,039)	6,085	13,243
ISG	5,946	10,004	13,824
IPS	14,741	8,232	1,851
IP	(6,551)	(4,006)	(4,321)
Corporate	(21,970)	(19,411)	(49,639)
Eliminations	279	---	---
Total	$ 10,385	$ 7,703	$(15,143)
Depreciation and amortization expense:			
PPO	$ 10,247	$ 8,179	$ 9,607
IMGS	5,711	3,343	6,200
ISG	1,018	1,323	2,690
IPS	3,230	5,092	5,468
IP	---	---	---
Corporate	5,006	8,287	9,921
Total depreciation and amortization expense	$ 25,212	$ 26,224	$ 33,886

Significant profit and loss items that were not allocated to the segments and not included in the segment analyses above include net patent litigation gain of $440.6 million in 2002; gains on sales of assets of $17.2 million, $11.2 million, and $49.5 million in 2002, 2001, and 2000, respectively; interest income of $6.9 million, $7.4 million, and $4.8 million in 2002, 2001, and 2000, respectively; and restructuring charges (credits) of $2.1 million, ($384,000), and $8.5 million in 2002, 2001, and 2000, respectively.

The Company does not evaluate performance or allocate resources based on assets.

Revenues from the U.S. government were $136.9 million in 2002, $143 million in 2001, and $132.4 million in 2000, representing approximately 27%, 27%, and 19% of total revenue in 2002, 2001, and 2000, respectively. The majority of these revenues are attributed to the ISG business segment. The U.S. government was the only customer accounting for more than 15% of consolidated revenue in each year of the three-year period ended December 31, 2002.

International markets, particularly Europe and Asia, are important to each of the Company's business segments, except for ISG. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, worldwide political conditions, currency exchange fluctuations, and other factors. Following is a summary of third-party revenues and long-lived assets by principal geographic area. For purposes of this presentation, revenues are attributed to geographic areas based on customer location. Long-lived assets include property, plant, and equipment, capitalized software development costs, investments in affiliates, and other non-current assets. Assets have been allocated to geographic areas based on their physical location.

	Revenues			*Long-lived Assets*		
	2002	2001	2000	2002	2001	2000
(In thousands)						
United States	$285,981	$281,734	$333,980	$ 97,112	$115,920	$113,271
Europe	128,640	146,406	188,212	18,161	10,291	13,462
Asia Pacific	49,843	49,243	85,662	1,511	3,067	7,826
Other International	36,713	54,678	82,600	1,453	2,239	2,874
Total	$501,177	$532,061	$690,454	$118,237	$131,517	$137,433

NOTE 16 - RELATED PARTY TRANSACTIONS

BSI: The Company owns a 34% equity position in BSI, the developer and owner of MicroStation, a software product for which the Company is a nonexclusive distributor. Under the Company's distributor agreement with BSI, the Company purchases MicroStation products for resale to third parties. The Company's purchases from BSI were approximately $1.9 million in 2002, $1.3 million in 2001, and $3.8 million in 2000. At December 31, 2002, 2001, and 2000, the Company had amounts payable to BSI of approximately $660,000, $560,000, and $2.3 million, respectively. The Company's sales to BSI were approximately $531,000 in 2002 and $1.1 million in 2001. There were no sales to BSI in 2000. Outstanding trade receivables from BSI were $1.1 million at December 31, 2002, and $407,000 at December 31, 2001. The balance of a note receivable at December 31, 2002, was $9.7 million. This non-trade receivable is included in "Other current assets" in the Company's December 31, 2002, consolidated balance sheet.

Zeiss: On October 17, 2002, but effective October 1, 2002, the Company purchased the remaining 40% ownership interest of Z/I Imaging from Zeiss, a manufacturer of aerial cameras and photogrammetric scanning systems. Prior to the purchase of the remaining interest, Z/I Imaging and Zeiss were party to various license, supply, and reseller agreements. Under these agreements, the two companies sold products and services to each other, and Zeiss subsidiaries in Europe provided services to Z/I Imaging subsidiaries in that region through various administrative, marketing, and development services agreements. Z/I Imaging's purchases from Zeiss totaled $5.4 million for 2002 until the acquisition date, $7.2 million in 2001, and $12.2 million in 2000. Related payables to Zeiss were $758,000, $3.3 million, and $2.5 million at December 31, 2002, 2001, and 2000, respectively. Z/I Imaging's other transactions with Zeiss during these periods were insignificant to the Company's consolidated results and financial position.

3Dlabs: Under its former agreement with 3Dlabs, the Company served as intermediary between 3Dlabs and SCI, a wholly owned subsidiary of SCI Systems, Inc. (the Company's contract manufacturer), for manufacturing performed by SCI for 3Dlabs. The Company earned no margin on the inventory purchased from SCI and sold to 3Dlabs, and recorded no associated revenues or cost of revenues in its results of operations. Gross billings to 3Dlabs during 2001 and the second half of 2000 totaled $17.8 million and $14.1 million, respectively. At December 31, 2001, and 2000, the Company's receivables from 3Dlabs for inventory purchased on its behalf totaled $1.5 million and $6.3 million, respectively. This non-trade receivable is included in "Other current assets" in the Company's December 31, 2001, and 2000, consolidated balance sheets. In 2001, this obligation to serve as intermediary expired. Since the date of the expired agreement, the Company has been providing services to 3Dlabs, including repair, test, and inventory hub services at a profit. For 2002, the Company's sales to 3Dlabs totaled $229,000, purchases from 3Dlabs totaled $407,000, and an outstanding trade receivable totaled $57,000.

Ireland: During first quarter 1999, the Company sold 80% of the Intergraph Ireland subsidiary to the subsidiary's management ("Ireland"). This sale did not have a material effect on the Company's results of operations. Sales to Ireland totaled $421,000, $1 million, and $16,000 for the three years ended December 31, 2002, 2001, and 2000, respectively, with receivables for the comparable years ended December 31, 2002, 2001, and 2000 of $51,000, $48,000, and $7,000, respectively. The Company had no significant purchases from Ireland for the same three-year period.

TeraMedia: In December 1999, the GeoMedia Services division of the United Kingdom subsidiary was sold to TeraMedia for 500,000 British pounds plus a 10% equity interest in TeraMedia. The Company's sales to TeraMedia were approximately $432,000 in 2002, $504,000 in 2001, and $545,000 in 2000. At December 31, 2002, 2001, and 2000, the Company had amounts receivable from TeraMedia of approximately $63,000, $100,000, and $133,000, respectively. The Company had no purchases from or payables to TeraMedia for the three years ended December 31, 2002, 2001, and 2000.

NOTE 17 - ACQUISITIONS AND DIVESTITURES

3Dlabs and Creative: On July 21, 2000 (but effective July 1, 2000), the Company sold the Intense3D graphics accelerator division of ICS to 3Dlabs, a supplier of integrated hardware and software graphics accelerator solutions for workstations and design professionals. As initial consideration for the acquired assets, 3Dlabs issued to the Company approximately 3,600,000 of its common shares, subject to a registration rights agreement and a three-year irrevocable proxy granted to 3Dlabs, with an aggregate market value of approximately $13.2 million on the date of closing. Approximately fifteen percent of these shares were placed in escrow to cover any potential claims against the Company by 3Dlabs.

An earn-out provision in the agreement provided for possible additional consideration, payable March 31, 2001, in stock and/or cash at the option of 3Dlabs, based on various performance measures for the Intense3D operations through the end of 2000, including the financial contribution of the division, the retention of key employees, the delivery schedules of new products, and the performance of products developed by the division. In December 2000, the Company recorded a receivable of $8.6 million for additional consideration due from 3Dlabs. The Company considered this amount to be the minimum earn-out due from 3Dlabs and, as such, recorded a gain of approximately $15.7 million in its 2000 results of operations based on the initial proceeds from the sale and this estimated minimum earn-out. This gain is included in "Gains on sales of assets" in the 2000 consolidated statements of income and cash flows.

On March 31, 2001, the Company recorded an additional $581,000 gain as a result of the final calculation and settlement of the earn-out provisions. This gain is included in "Gains on sales of assets" in the 2001 consolidated statements of income and cash flows. The total earn-out of $10 million ($8.6 million of which was accrued in fourth quarter 2000) was paid to the Company in the form of 7,591,000 shares of 3Dlabs stock (valued at $10 million) increasing Intergraph's ownership to approximately 37%. These shares had a three-year irrevocable proxy that prevented the Company from having any voting rights; therefore, this investment was not accounted for using the equity method. As a result of the final earn-out settlement, all contingencies and related transitional services associated with the sale of Intense3D were satisfied.

In March 2002, the shares in escrow were released and valued at approximately $2 million. On March 11, 2002, 3Dlabs signed a definitive agreement with Creative to be acquired for $3.60 per share, with two-thirds to be converted into Creative stock and one-third in cash. In the second quarter of 2002, the Company's 3Dlabs stock was sold to Creative for 2,291,765 shares of Creative stock (valued at $26.8 million) and $13.4 million in cash. In third quarter 2002, 788,655 of these shares were sold for $7.9 million, and a loss of $1.3 million was recorded. At December 31, 2002, the remaining 1,503,000 shares represented a 2% ownership in Creative with a market value of $10.6 million.

Until December 2002, the Company maintained its investment in Creative at market value, with any unrealized holding gains or losses recorded as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets. In December 2002, this impairment in value was determined to be "other than temporary" and a write-down in the carrying value of the stock of approximately $7 million was recognized in the 2002 consolidated statements of income and cash flows.

Z/I Imaging: On October 17, 2002, but effective October 1, 2002, the Company purchased the remaining 40% ownership interest of Z/I Imaging (formerly a 60%-owned and consolidated subsidiary of the Company) from Zeiss. The Company transferred certain reconnaissance camera assets and paid $6 million, net in cash. The film-based commercial mapping cameras and the newly introduced Digital Mapping Camera remain a part of Z/I Imaging.

MARIAN: In January 2001, the Company acquired the MARIAN materials management business unit from debis Systemhaus Industry GmbH of Germany for a purchase price consisting of 1.5 million Euros paid at closing and additional payments due March 1, 2002, and 2003, to be calculated as 15% of the annual revenues earned by the Company from the sale of MARIAN products in 2001 and 2002. The Company's payment at closing approximated $1.8 million and is included in "Business acquisitions" in the Company's 2001 consolidated statement of cash flows. The Company accounted for the acquisition as a purchase of the intangible assets (amortized over a useful life of two years) and software rights (of which the intangible assets are amortized over a useful life of four years and the maintenance contract is amortized over a useful life of three years). The unamortized balance, approximately $1.9 million at December 31, 2002, and $1.7 million at December 31, 2001, is included in "Other assets, net" in the Company's consolidated balance sheets. The accounts and results of operations of MARIAN have been combined with those of PPO since January 1, 2001.

Mid World: In first quarter 2001, the Company announced its intention to sell its Mid World operations and convert them into distributorships. In April 2001, the Company closed the sales of its operations in Turkey and Kuwait. Effective July 2001, the Company closed the sale of its Saudi Arabian operation and recorded a $680,000 gain. The Company also completed the sale of Intergraph Middle East, Ltd. ("IMEL"), based in Dubai, United Arab Emirates, in second quarter 2002. This sale was effective October 2001, and an impairment reserve of $150,000 was recorded in third quarter 2001 in anticipation of the loss on the IMEL sale (which was completed in April 2002, effective October 2001). The gain on Saudi Arabia, net of the IMEL impairment reserve, is included in "Gains on sales of assets" in the 2001 consolidated statements of income and cash flows. Upon completion of the IMEL sale, the Company no longer has any subsidiaries in the region and does business through distributors. The Company has retained responsibility for some of the Mid World contracts in effect at the date of the sale.

None of the Mid World operations were material to the Company, and the Company believes the sale of these operations will not have a material impact on the Company's consolidated operating results or cash flows. Mid World's consolidated revenues and after-tax loss for 2002 totaled approximately $120,000 and $766,000, respectively. Consolidated revenues and after-tax losses for 2001 were $11.8 million and $3.3 million, respectively, and for 2000 were $21.9 million and $1.5 million, respectively. Net assets for the region at December 31, 2002, 2001, and 2000, totaled approximately $3.2 million, $5.6 million, and $8.9 million, respectively.

Singapore: On November 30, 2000, the Company sold its Singapore subsidiary for approximately $2.7 million, primarily in the form of a long-term note receivable. The consideration became due in varying installments beginning June 30, 2001, and ending December 31, 2004. At December 31, 2002, and 2001, the balances on the notes in the consolidated balance sheets include approximately $671,000 and $600,000, respectively, in "Other current assets" and $842,000 and $1.5 million, respectively, in "Other assets, net." The Company will continue to sell products into Singapore and related territories through a distributor arrangement with the purchaser. The $1.3 million loss on this transaction is included in "Gains on sales of assets" in the 2000 consolidated statements of income and cash flows.

BSI: On December 27, 2000, the Company sold its MicroStation-based civil engineering, plotting, and raster conversion software product lines to BSI for initial proceeds of approximately $24.6 million, consisting of $13.6 million in cash and an $11 million note due in quarterly installments through December 2003. In the first quarter of 2001, the Company reported an additional gain from the BSI transaction of approximately $4.2 million as the initial consideration for the sale, and the Company's note receivable from BSI was increased based upon a revised calculation of transferred maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. The agreement also provided for additional purchase price consideration based on renewals through December 1, 2001, of maintenance contracts related to the product lines. The Company recorded this additional purchase price consideration of $5.9 million in December 2001. This additional gain, revision, purchase price consideration, and the proceeds received at closing of the transaction resulted in gains of approximately $10.1 million and $23 million, respectively, in the 2001 and 2000 consolidated statements of income and cash flows. This resulted in an increase in the note of $10.1 million in the year 2001. The balance of the note receivable at December 31, 2002, was $9.7 million. This non-trade receivable is included in "Other current assets" in the Company's December 31, 2002, consolidated balance sheet. See Note 16 for a discussion of the Company's related party transactions with BSI.

In December 2002, the Company filed a declaratory judgment action against BSI, and BSI subsequently filed complaints against Intergraph in regard to this transaction. See MD&A for a discussion of this litigation.

NOTE 18 - LITIGATION AND OTHER RISKS AND UNCERTAINTIES

In addition to the items described in these Notes to Consolidated Financial Statements, the Company has certain other risks related to its business and economic environment and continues its ongoing patent infringement litigation, as further described in "Litigation and Other Risks and Uncertainties" included in MD&A.

NOTE 19 - SUMMARY OF QUARTERLY INFORMATION - UNAUDITED

Quarter Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31
(In thousands except per share amounts)				
Year ended December 31, 2002:				
Revenues	$123,096	$122,570	$133,516	$121,995
Gross profit	55,820	58,843	60,067	59,210
Restructuring charges (credits)	---	---	---	2,106
Income from operations	1,919	2,672	3,232	456
Patent litigation gain (expense)	---	293,566	(1,186)	148,243
Gains (losses) on sales of assets	1,530	17,015	(1,331)	---
Net income	4,378	280,587	2,673	90,114
Net income per share:				
Basic	$ 0.09	$ 5.67	$ 0.06	$ 1.95
Diluted	$ 0.08	$ 5.37	$ 0.05	$ 1.85
Weighted average shares outstanding:				
Basic	49,954	49,506	46,311	46,245
Diluted	52,503	52,204	48,754	48,653
Year ended December 31, 2001:				
Revenues	$144,122	$127,791	$127,056	$133,092
Gross profit	58,409	57,962	56,150	60,805
Restructuring charges (credits)	(384)	---	---	---
Income from operations	2,897	1,381	2,164	1,645
Gains on sales of assets	4,831	---	530	5,882
Net income	4,967	1,830	1,242	11,903
Net income per share:				
Basic	$ 0.10	$ 0.04	$ 0.02	$ 0.24
Diluted	$ 0.10	$ 0.04	$ 0.02	$ 0.23
Weighted average shares outstanding:				
Basic	49,569	49,638	49,655	49,761
Diluted	50,960	52,018	51,854	51,845

For complete descriptions of the net gains on asset sales and restructuring charges included in the Company's results of operations, see Notes 10, 16 and 17 and "Gains on Sales of Assets" and "Restructuring Charges" included in MD&A.

DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The Nasdaq Stock Market under the symbol INGR. As of January 31, 2003, there were 46,227,249 shares of common stock outstanding, held by 5,818 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The Nasdaq Stock Market.

	2002		*2001*	
Period	*High*	*Low*	*High*	*Low*
First Quarter	$ 17.95	$ 13.41	$ 11.38	$ 5.75
Second Quarter	19.73	12.98	15.97	8.34
Third Quarter	18.45	13.91	15.06	8.69
Fourth Quarter	20.00	16.21	13.88	8.25

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
(312) 588-4991

INDEPENDENT AUDITORS

Ernst & Young LLP
1901 Sixth Avenue North
Suite 1900 AmSouth/Harbert Plaza
Birmingham, AL 35203

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to:

Investor Relations
Intergraph Corporation IW2003
Huntsville, AL 35894-0001
Phone (256) 730-2184

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 15, 2003, at the Corporate offices in Huntsville, Alabama.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Intergraph Corporation

We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries, at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Birmingham, Alabama
January 31, 2003

Ernst & Young LLP

Board Members and Executive Officers

Board of Directors

James F. Taylor, Jr.
Chairman of the Board and
Chief Executive Officer

Larry J. Laster
Executive Vice President and
Chief Financial Officer

Richard W. Cardin

Linda L. Green

Lawrence R. Greenwood

Thomas J. Lee

Sidney L. McDonald

Joseph C. Moquin

SECRETARY

David Vance Lucas

Executive Officers

Roger O. Coupland
President, Intergraph Public Safety, Inc.

Graeme J. Farrell
Executive Vice President, Asia Pacific

Preetha R. Pulusani
President, Intergraph Mapping and Geospatial Solutions

Gerhard Sallinger
President, Intergraph Process, Power & Offshore

William E. Salter
President, Intergraph Solutions Group

Edward A. Wilkinson
Executive Vice President

Jack C. Ickes
Vice President, Corporate Services

David Vance Lucas
Vice President and General Counsel

Larry T. Miles
Vice President, Finance

Charlotte S. Shaw
Vice President and Chief Accounting Officer

Eugene H. Wrobel
Vice President and Treasurer

Corporate Headquarters

Intergraph Corporation
Huntsville, Alabama 35894-0001
1-256-730-2000

For more information, contact an Intergraph representative or call:

United States

Intergraph Corporation	1-256-730-2000
Intergraph Mapping & Geospatial Solutions	1-800-791-3357
Intergraph Process, Power & Offshore	1-800-260-0246
Intergraph Public Safety	1-877-818-4170
Intergraph Solutions Group	1-800-747-2232

Asia Pacific	61-02-9929-2888
Canada	1-403-569-5500
Europe	31-23-5666333

www.intergraph.com

Intergraph is an equal opportunity, affirmative action employer.

Intergraph, the Intergraph logo, Digital Cartographic Studio, FrameWorks, GeoMedia, SmartPlant, and Video Analyst are registered trademarks and FRAMME, G/Technology, InService, IntelliShip, IntelliWhere, Intools, MARIAN, and PDS are trademarks of Intergraph Corporation. Z/I Imaging, the Z/I Imaging logo, and TerraShare are registered trademarks of Z/I Imaging Corporation. Other brands and product names are trademarks of their respective owners. Video Analyst System, U.S. Patent pending 9/27/01. VISAR is licensed from the National Aeronautics and Space Administration under U.S. Patent Application Serial No. 09/364,919. Intergraph believes the information in this publication is accurate as of its publication date. Intergraph is not responsible for inadvertent errors. Copyright 2003 Intergraph Corporation. Printed in USA.



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